ATENTO LUXCO 1
(as the Company)

- and -

THE ENTITIES LISTED IN SCHEDULE 1
(as Original Debtors)

- and -

OTHERS

INTERCREDITOR AGREEMENT

Matter ref 762299/000009
F1/1076798

Hogan Lovells International LLP
Atlantic House, Holborn Viaduct, London EC1A 2FG

CONTENTS

THIS AGREEMENT IS MADE ON **30 June 2023**

BETWEEN:

(1) **GLAS Trust Corporation Limited**, a limited liability company incorporated under the laws of England and Wales having its registered address as 55 Ludgate Hill, Level 1 West, London EC4M 7JW, United Kingdom (in its capacity as security agent on behalf of the New 2025 Noteholders, the Existing 2025 Noteholders and the Junior Noteholders, the "**Security Agent**");

(2) **GLAS Trust Company LLC,** a limited liability company incorporated under the laws of the United States of America, having its registered address as Suite 206, 3 Second Street, Jersey City, NJ 07311, USA (the "**Existing 2025 Notes Agent**");

(3) **GLAS Trust Company LLC,** a limited liability company incorporated under the laws of the United States of America, having its registered address as Suite 206, 3 Second Street, Jersey City, NJ 07311, USA (the "**New 2025 Notes Agent**");

(4) **GLAS Trust Company LLC,** a limited liability company incorporated under the laws of the United States of America, having its registered address as Suite 206, 3 Second Street, Jersey City, NJ 07311, USA (the "**Junior Notes Agent**");

(5) **Atento Luxco 1**, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B170329 (the "**Company**");

(6) **Atento S.A**, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B185761 (the "**Parent**"); and

(7) **The Subsidiaries and Shareholder** of the Company listed in Schedule 1 (the "**Original Debtors**").

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement:

"**Acceleration Event**" means the Creditors exercising any of their rights under the acceleration provisions under the Debt Documents.

"**Affiliate**" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"**Appropriation**" means the appropriation (or similar process) of the shares in the capital of a member of the Group (other than the Parent) by the Security Agent (or any Receiver or Delegate) which is effected (to the extent permitted under the relevant Security Document and applicable law) by enforcement of the Transaction Security.

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Luxembourg, New York and (in relation to any date for payment or purchase of a currency other than USD) the principal financial centre of the country of that currency.

"**Cash Proceeds**" means:

(a) proceeds of the Security Property which are in the form of cash; and

(b) any cash which is generated by holding, managing, exploiting, collecting, realising or disposing of any proceeds of the Security Property which are in the form of Non-Cash Consideration.

"**Charged Property**" means the New 2025 Notes Security Charged Property and the Existing 2025 Notes Security Charged Property.

"**Common Assurance**" means any guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, the benefit of which (however conferred) is, to the extent legally possible and subject to any New 2025 Notes Agreed Security Principles, Existing 2025 Notes Agreed Security Principles and Junior Notes Agreed Security Principles given to all the Secured Parties in respect of their Liabilities.

"**Competitive Sales Process**" means

(a) any auction or other competitive sales process conducted with the advice of a Financial Adviser appointed by, or approved by, the Security Agent pursuant to clause 12.7 (*Appointment of Financial Adviser*); and

(a) any enforcement of the Transaction Security carried out by way of auction or other competitive sales process pursuant to requirements of applicable law.

"**Consent**" means any consent, approval, release or waiver or agreement to any amendment.

"**Creditor Conflict**" means, at any time prior to the Final Discharge Date, a conflict between the interests of:

(a) the New 2025 Noteholders; and/ or

(b) the Existing 2025 Noteholders; and/or

(c) the Junior Noteholders.

"**Creditors**" means each creditor under any of the Debt Documents.

"**Debt Document**" means the New 2025 Notes Documents, the Existing 2025 Notes Documents, the Junior Notes Documents and any other document designated as such by the Security Agent and the Company.

"**Debtor**" means each Original Debtor and any person which becomes a Party as a Debtor in accordance with the terms of clause 13 (*Changes to the Parties*).

"**Debtor Accession Deed**" means a deed substantially in the form set out in Schedule 2 (*Form of Debtor Accession Deed*).

"**Default**" means an Event of Default or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Note Documents or any combination of any of the foregoing) be an Event of Default, provided that for the avoidance of doubt any such event or circumstance which requires any determination as to materiality to be made before it may become an Event of Default shall not be a Default until such determination is made.

"**Delegate**" means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

"**Distress Event**" means any of:

(a) an Acceleration Event; or

(b) the enforcement of any Transaction Security.

"**Distressed Disposal**" means a disposal of an asset of a member of the Group which is:

(c) being effected at the request of the New 2025 Notes Security Instructing Group or Existing 2025 Notes Security Instructing Group, as applicable, in circumstances where the Transaction Security has become enforceable;

(d) being effected by enforcement of the Transaction Security (including the disposal of any Property of a member of the Group, the shares in which have been subject to an Appropriation); or

(e) being effected, after the occurrence of a Distress Event, by a Debtor to a person or persons which is, or are, not a member, or members, of the Group.

"**Enforcement Action**" means:

(a) in relation to any Liabilities:

(i) the acceleration of any Liabilities or the making of any declaration that any Liabilities are prematurely due and payable (other than as a result of it becoming unlawful for the New 2025 Noteholders, the Existing 2025 Noteholders or the Junior Noteholders to perform their obligations under, or of any voluntary or mandatory prepayment arising under, the Debt Documents);

(ii) the making of any declaration that any Liabilities are payable on demand;

(iii) the making of a demand in relation to a Liability that is payable on demand;

(iv) the making of any demand against any member of the Group in relation to any Guarantee Liabilities of that member of the Group;

(v) the exercise of any right to require any member of the Group to acquire any Liability (including exercising any put or call option against any member of the Group for the redemption or purchase of any Liability;

(vi) the suing for, commencing or joining of any legal or arbitration proceedings against any member of the Group to recover any Liabilities;

(b) the taking of any steps to enforce or require the enforcement of any Transaction Security (including the crystallisation of any floating charge forming part of the Transaction Security);

(c) the entering into of any composition, compromise, assignment or arrangement with any member of the Group which owes any Liabilities, or has given any Security, guarantee or indemnity or other assurance against loss in respect of the Liabilities (other than any action permitted under clause 13 (*Changes to the Parties*)); or

(d) the petitioning, filing, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, administrator or similar officer) in relation to, the winding up, dissolution, administration, institution of an insolvency proceeding (*procedimiento concursal*) or reorganisation of any member of the Group which owes any Liabilities, or has given any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, or any of such member of the Group's assets or any suspension of payments or moratorium (*suspensión de exigibilidad de obligaciones*) of any indebtedness of any such member of the Group, or any analogous procedure or step in any jurisdiction,

(e) except that the taking of any action falling within paragraphs (a)(vi) or (d) above which is necessary (but only to the extent necessary) to preserve the validity, existence or priority of claims in respect of Liabilities, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent any loss of the right to bring, support or join proceedings by reason of applicable limitation periods, shall not constitute Enforcement Action.

"**Existing 2025 Noteholder**" has the meaning given to the term "Noteholder" in the Existing 2025 Notes Purchase Agreement.

"**Existing 2025 Notes Agreed Security Principles**" has the meaning given to the terms "Agreed Security Principles" in the Existing 2025 Notes Terms and Conditions.

"**Existing 2025 Notes Discharge Date**" means the first date on which the Existing 2025 Notes Liabilities have been fully and finally discharged, whether or not as the result of an enforcement, and the Existing 2025 Noteholders are under no further obligation to provide financial accommodation to any of the Debtors under the Existing 2025 Notes Documents.

"**Existing 2025 Notes Documents**" has the meaning given to the term "Note Documents" in the Existing 2025 Notes Terms and Conditions and includes any related guarantee, finance, security or credit enhancement documents (howsoever described), as amended, varied and supplemented from time to time.

"**Existing 2025 Notes Liabilities**" means the Liabilities owed by the Debtors to the Existing 2025 Notes Agent and the Existing 2025 Noteholders under the Existing 2025 Notes Documents.

"**Existing 2025 Notes Purchase Agreement**" means the Note Purchase Agreement entered into on 15 February 2023 and amended and restated on or about the date hereof between, among others, the Company, the Security Agent and the Existing 2025 Noteholders relating to the US$39,600,000 Senior Secured Notes due 2025.

"**Existing 2025 Notes Security**" means:

(a) the Security created or evidenced or expressed to be created or evidenced under or pursuant to the Existing 2025 Notes Security Documents provided that:

(i) to the extent that an Existing 2025 Notes Security Document and a New 2025 Notes Security Document constitute the same security document, the Existing 2025 Notes Security shall relate only to the assets which are expressly designated in such security document as being "Existing 2025 Notes Priority Collateral"); and

(ii) reference to a contract (and the receivable derived from such contract) concerning assets:

(1) over which, as the date of this Agreement, there are no bona fide legal, regulatory or contractual restrictions which prohibit such assets from being pledged; and

(2) which, as at the date of this Agreement, are not otherwise encumbered in favour of a third party creditor pursuant to such assets being the subject of factoring arrangements or true sale facility,

which is included in an Existing 2025 Notes Security Document (and designated as being "Existing 2025 Notes Priority Collateral, as applicable in accordance with paragraph (a) above) entered into by a Debtor whose country of incorporation is Brazil, Chile, Colombia, Mexico or Peru, shall include any such contract as varied, amended or replaced from time to time; and

(b) the Security created in accordance with clause 3.6(b) (*Security and Guarantees*).

"**Existing 2025 Notes Security Charged Property**" means all of the assets which from time to time are, or are expressed to be, the subject of the Existing 2025 Notes Security.

"**Existing 2025 Notes Security Documents**" means the "Transaction Security Documents" under and as defined in the Existing 2025 Notes Purchase Agreement.

"**Existing 2025 Notes Security Instructing Group**" means at any time:

(a) prior to the Existing 2025 Notes Discharge Date, the Majority Existing 2025 Noteholders; and

(b) on or after the Existing 2025 Notes Discharge Date (and to the extent that the New 2025 Notes Discharge Date has not occurred), the Majority New 2025 Noteholders; and

(c) on or after the Existing 2025 Notes Discharge Date and the New 2025 Notes Discharge Date, the Majority Junior Noteholders.

"**Existing 2025 Notes Security Property**" means:

(a) the Existing 2025 Notes Security expressed to be granted in favour of the Security Agent as trustee for the Secured Parties and all proceeds of that Existing 2025 Notes Security;

(b) all obligations expressed to be undertaken by a Debtor to pay amounts in respect of the Liabilities to the Security Agent as trustee for the Secured Parties and secured by the Existing 2025 Notes Security together with all representations and warranties expressed to be given by a Debtor in favour of the Security Agent as trustee for the Secured Parties;

(c) the Security Agent's interest in any trust fund created pursuant to clause 5 (*Turnover of Receipts*);

(d) any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Debt Documents to hold as trustee on trust for the Secured Parties.

"Existing 2025 Notes Security Recoveries" has the meaning given to that term in clause 11.2 *(Order of application: Existing 2025 Notes Security)*

"**Existing 2025 Notes Terms and Conditions**" means the terms and conditions applicable to the Existing 2025 Notes (as originally set out in schedule 3 to the Existing 2025 Notes Purchase Agreement and as amended, amended and restated, modified or supplemented from time to time).

"**Event of Default**" means:

(a) any event or circumstance specified as such in the New 2025 Notes Documents;

(b) any event or circumstance specified as such in the Existing 2025 Notes Documents; and

(c) any event of circumstance specified as such in the Junior Notes Documents.

"**Fairness Opinion**" means, in respect of a Distressed Disposal or a sale of Liabilities, an opinion that the proceeds received or recovered in connection with that Distressed Disposal or sale of Liabilities are fair from a financial point of view taking into account all relevant circumstances, including, without limitation, the method of enforcement or disposal.

"**Final Discharge Date**" means the later to occur of the New 2025 Notes Discharge Date, the Existing 2025 Notes Discharge Date and the Junior Notes Discharge Date.

"**Financial Adviser**" means any:

(a) independent internationally recognised investment bank;

(b) independent internationally recognised accountancy firm; or

(c) other independent internationally recognised professional services firm which is regularly engaged in providing valuations of businesses or financial assets or, where applicable, advising on competitive sales processes.

"**Group**" means the Parent and each of its Subsidiaries for the time being.

"**Guarantee Liabilities**" means, in relation to a member of the Group, the liabilities and obligations under the Debt Documents (present or future, actual or contingent and whether incurred solely or jointly) it may have to a Creditor or Debtor as or as a result of its being a guarantor or surety (including, without limitation, liabilities and obligations arising by way of

guarantee, indemnity, contribution or subrogation and in particular any guarantee or indemnity arising under or in respect of the Debt Documents).

"**Holding Company**" means, in relation to a person, any other person in respect of which it is a Subsidiary.

"**Insolvency Event**" means, in relation to any member of the Group:

(a) any resolution is passed or order made for the winding up, dissolution, administration, institution of an insolvency proceeding (*apertura de procedimiento concursal*) or reorganisation of that member of the Group, a moratorium (*suspension de exigibilidad de obligaciones*) is declared in relation to any indebtedness of that member of the Group or an administrator is appointed to that member of the Group, whether through a judicial process or through a private out-of-court process;

(b) any composition, compromise, assignment or arrangement is made with any of its creditors;

(c) the appointment of any liquidator, receiver, administrative receiver, administrator, insolvency trustee, compulsory manager, bankruptcy trustee, or other similar officer in respect of that member of the Group or any of its assets; or

(d) any analogous procedure or step is taken in any jurisdiction.

"**Intercreditor Amendment**" means any amendment or waiver which is subject to clause 19 (*Consents, Amendments and Override*).

"**Junior Noteholder**" has the meaning given to the term “Noteholder” in the Junior Notes Purchase Agreement.

"**Junior Notes Agreed Security Principles**" has the meaning given to the terms “Agreed Security Principles” in the Junior Notes Terms and Conditions.

"**Junior Notes Discharge Date**" means the first date on which all Liabilities owing to the Junior Noteholders have been fully and finally discharged, whether or not as the result of an enforcement, and the Junior Noteholders are under no further obligation to provide financial accommodation to any of the Debtors under the Junior Notes Documents.

"**Junior Notes Documents**" has the meaning given to the term “Note Documents” in the Junior Notes Terms and Conditions and includes any related guarantee, finance, security or credit enhancement documents (howsoever described), as amended, varied and supplemented from time to time.

"**Junior Notes Liabilities**" means the Liabilities owed by the Debtors to the Junior Notes Agent and the Junior Noteholders under the Junior Notes Documents.

"**Junior Notes Purchase Agreement**" means the Note Purchase Agreement entered into on or about the date hereof between, among others, the Company, the Security Agent and the Junior Noteholders.

"**Junior Notes Terms and Conditions**" means the terms and conditions applicable to the Junior Notes (as originally set out in schedule 3 to the Junior Notes Purchase Agreement and as amended, amended and restated, modified or supplemented from time to time).

"**Liabilities**" means all present and future liabilities and obligations at any time of any member of the Group to any Creditor under the Debt Documents both actual and contingent and whether incurred solely or jointly or as principal or surety or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(a) any refinancing, novation, deferral or extension;

(b) any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(c) any claim for damages or restitution; and

(d) any claim as a result of any recovery by any Debtor of a Payment on the grounds of preference or otherwise,

and any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

"**Luxembourg**" means the Grand Duchy of Luxembourg.

"**Majority Existing 2025 Noteholders**" has the meaning given to "Majority Note Purchasers" in the Existing 2025 Notes Terms and Conditions.

"**Majority Junior Noteholders**" has the meaning given to "Majority Note Purchasers" in the Junior Notes Terms and Conditions.

"**Majority New 2025 Noteholders**" has the meaning given to "Majority Note Purchasers" in the New 2025 Notes Terms and Conditions.

"**New 2025 Noteholder**" has the meaning given to the term "Noteholder" in the New 2025 Notes Purchase Agreement.

"**New 2025 Notes Agreed Security Principles**" has the meaning given to the terms "Agreed Security Principles" in the New 2025 Notes Terms and Conditions.

"**New 2025 Notes Discharge Date**" means the first date on which the New 2025 Notes Liabilities have been fully and finally discharged, whether or not as the result of an enforcement, and the New 2025 Noteholders are under no further obligation to provide financial accommodation to any of the Debtors under the New 2025 Notes Documents.

"**New 2025 Notes Documents**" has the meaning given to the term "Note Documents" in the New 2025 Notes Terms and Conditions and includes any related guarantee, finance, security or credit enhancement documents (howsoever described), as amended, varied and supplemented from time to time.

"**New 2025 Notes Purchase Agreement**" means the Note Purchase Agreement entered into on or about the date hereof between, among others, the Company, the Security Agent and the Existing 2025 Noteholders relating to the US$17,000,000 Senior Secured Notes due 2025.

"**New 2025 Notes Liabilities**" means the Liabilities owed by the Debtors to the New 2025 Notes Agent and the New 2025 Noteholders under the New 2025 Notes Documents.

"**New 2025 Notes Security**" means:

(a) the Security created or evidenced or expressed to be created or evidenced under or pursuant to the New 2025 Notes Security Documents (provided that to the extent that a New 2025 Notes Security Document and Existing 2025 Notes Security Document constitute the same security document, the New 2025 Notes Security shall relate only to the assets which are expressly designated in such security document as being "New 2025 Notes Priority Collateral"); and

(b) the Security created in accordance with clause 3.6(a) (*Security and Guarantees*).

"**New 2025 Notes Security Charged Property**" means all of the assets which from time to time are, or are expressed to be, the subject of the New 2025 Notes Security.

"**New 2025 Notes Security Documents**" means the "Transaction Security Documents" under and as defined in the New 2025 Notes Purchase Agreement but excluding any Existing 2025 Notes Security Documents.

"**New 2025 Notes Security Instructing Group**" means at any time:

(a) prior to the New 2025 Notes Discharge Date, the Majority New 2025 Noteholders; and

(b) on or after the New 2025 Notes Discharge Date (and to the extent that the Existing 2025 Notes Discharge Date has not occurred), the Majority Existing 2025 Noteholders; and

(c) on or after the New 2025 Notes Discharge Date and the Existing 2025 Notes Discharge Date, the Majority Junior Noteholders.

"**New 2025 Notes Security Property**" means:

(a) the New 2025 Notes Security expressed to be granted in favour of the Security Agent as trustee for the Secured Parties and all proceeds of that New 2025 Notes Security;

(b) all obligations expressed to be undertaken by a Debtor to pay amounts in respect of the Liabilities to the Security Agent as trustee for the Secured Parties and secured by the New 2025 Notes Security together with all representations and warranties expressed to be given by a Debtor in favour of the Security Agent as trustee for the Secured Parties;

(c) the Security Agent's interest in any trust fund created pursuant to clause 5 (*Turnover of Receipts*);

(d) any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Debt Documents to hold as trustee on trust for the Secured Parties.

"**New 2025 Notes Security Recoveries**" has the meaning given to that term in clause 11.1 *(Order of application: New 2025 Notes Security)*

"**New 2025 Notes Terms and Conditions**" means the terms and conditions applicable to the Existing 2025 Notes (as originally set out in schedule 3 to the New 2025 Notes Purchase Agreement and as amended, amended and restated, modified or supplemented from time to time).

"**Non-Cash Consideration**" means consideration in a form other than cash.

"**Non-Cash Recoveries**" means any amount distributed to the Security Agent pursuant to clause 5.1 (*Turnover by the Creditors*), which are, or is, in the form of Non-Cash Consideration.

"**Notes Agent Accession Undertaking**" means an undertaking substantially in the form set out in Schedule 3.

"**Note Agent**" means each of the New 2025 Notes Agent, the Existing 2025 Notes Agent and the Junior Notes Agent.

"**Other Recoveries**" has the meaning given to it in clause 11.3.

"**Party**" means a party to this Agreement.

"**Payment**" means, in respect of any Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, redemption, defeasance or discharge of those Liabilities (or other liabilities or obligations).

"**Permitted Payment**" means the Payments permitted by clause 3.1 (*Payment of Liabilities*).

"**Property**" of a member of the Group or of a Debtor means:

(a) any asset of that member of the Group or of that Debtor;

(b) any Subsidiary of that member of the Group or of that Debtor; and

(c) any asset of any such Subsidiary.

"**Receiver**" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

"**Relevant Liabilities**" means:

(a) in the case of a Creditor:

  (i) the Liabilities owed to Creditors ranking (in accordance with the terms of this Agreement) *pari passu* with or in priority to that Creditor (as the case may be); and

  (ii) all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent; and

(b) in the case of a Debtor, the Liabilities owed to the Creditors together with all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent.

"**Secured Obligations**" means all the Liabilities and all other present and future liabilities and obligations at any time due, owing or incurred by any member of the Group and by each Debtor to any Secured Party under the Debt Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity.

"**Secured Parties**" means the Security Agent, any Receiver or Delegate and each of the Creditors.

"**Security**" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"Security Property" means the New 2025 Note Security Property and the Existing 2025 Note Security Property

"**Security Agent's Spot Rate of Exchange**" means, in respect of the conversion of one currency (the "**First Currency**") into another currency (the "**Second Currency**"):

(a) the Security Agent's spot rate of exchange; or

(b) (if the Security Agent does not have an available spot rate of exchange) any other publicly available spot rate of exchange selected by the Security Agent (acting reasonably),

for the purchase of the Second Currency with the First Currency in the London foreign exchange market at or about 11:00 a.m (London time) on a particular day, which shall, in either case, be notified by the Security Agent in accordance with paragraph (e) of clause 12.3 (*Duties of the Security Agent*).

"**Security Documents**" means the New 2025 Notes Security Documents and the Existing 2025 Notes Security Documents.

"Spain" means the Kingdom of Spain.

"Spanish Civil Code" means the Spanish *Código Civil*.

"Spanish Civil Procedural Law" means the Spanish Law 1/2000 of 7 January (*Ley 1/2000 de 7 de enero de Enjuiciamiento Civil*).

"**Spanish Companies Law**" means *Real Decreto Legislativo 1/2010, de 2 de Julio, por el que se aprueba el texto refundido de la Ley de Sociedades de Capital*, as amended, restated, supplemented or otherwise modified or replaced from time to time.

"**Spanish Insolvency Law**" means the Royal Legislative Decree 1/2020 approving the consolidated text of the Insolvency Law (*Real Decreto Legislativo 1/2020, de 5 de mayo, por el que se aprueba el texto refundido de la Ley Concursal*), as amended, restated, supplemented or otherwise modified or replaced from time to time.

"**Spanish Public Document**" means any Spanish documento público, being, among others and without limitation, either any *escritura pública* granted or any *póliza* intervened by a Spanish notary public.

"**Spanish Royal Decree 5/2005**" means *Real Decreto Ley 5/2005, de 11 de marzo, de reformas urgentes para el impulso a la productividad y para la mejora de la contratación pública*, as amended, restated, supplemented or otherwise modified or replaced from time to time.

"**Spanish Security Documents**" means the Spanish law documents governing the Spanish Transaction Security.

"**Spanish Transaction Security**" means any Transaction Security governed by Spanish law.

"**Subsidiary**" has the meaning given to the term "Subsidiary" in the Initial Senior Facilities Agreement.

"**Tax**" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"**Transaction Security**" means the New 2025 Notes Security and the Existing 2025 Notes Security.

"**Uruguayan Security Documents**" means the Uruguayan law documents which guarantee the Secured Obligations.

"**VAT**" means:

(a) any value added tax imposed by the Value Added Tax Act 1994;

(b) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(c) any other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraphs (a) or (b) above, or imposed elsewhere.

1.2 **Construction**

(a) Unless a contrary indication appears, a reference in this Agreement to:

(i) any, "**Company**", "**Creditor**", "**Debtor**", "**Parent**", "**Party**", "**Security Agent**", "**Note Agent**", shall be construed to be a reference to it in its capacity as such and not in any other capacity;

(ii) any "**Creditor**", "**Debtor**", any "**Party**", "**Note Agent**" or the "**Security Agent**" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Debt Documents and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with this Agreement;

(iii) an "**amount**" includes an amount of cash and an amount of Non-Cash Consideration;

(iv) "**assets**" includes present and future properties, revenues and rights of every description;

(v) a "**Debt Document**" or any other agreement or instrument is (other than a reference to a "**Debt Document**" or any other agreement or instrument in "**original form**") a reference to that Debt Document, or other agreement or

instrument, as amended, novated, supplemented, extended or restated as permitted by this Agreement;

(vi) a "**distribution**" of or out of the assets of a member of the Group, includes a distribution of cash and a distribution of Non-Cash Consideration;

(vii) "**enforcing**" (or any derivation) the Transaction Security includes the appointment of an administrator (or any analogous officer in any jurisdiction) of a Debtor by the Security Agent;

(viii) a "**group of Creditors**" includes all the Creditors in that group;

(ix) "**indebtedness**" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(x) the "**original form**" of a "**Debt Document**" or any other agreement or instrument is a reference to that Debt Document, agreement or instrument as originally entered into;

(xi) a "**person**" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(xii) a "**regulation**" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation; and

(xiii) a provision of law is a reference to that provision as amended or re-enacted from time to time.

(b) Section, clause and Schedule headings are for ease of reference only.

(c) A Default (other than an Event of Default) is "**continuing**" if it has not been remedied or waived and an Event of Default is "**continuing**" if it has not been remedied or waived.

1.3 Third party rights

(a) Unless expressly provided to the contrary in this Agreement, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "**Third Parties Act**") to enforce or to enjoy the benefit of any term of this Agreement.

(b) Notwithstanding any term of this Agreement, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c) Any Receiver, Delegate or any other person described in paragraph (b) of clause 12.12 (*Exclusion of liability*) may, subject to this clause 1.3 and the Third Parties Act, rely on any clause of this Agreement which expressly confers rights on it.

1.4 Spanish terms

In this Agreement, where it relates to any company incorporated under the laws of Spain, a reference to:

(a) "insolvency" or an "insolvency proceeding" (*concurso* or any other equivalent legal proceeding) and any step or proceeding related to it has the meaning attributed to them under the Spanish Insolvency Law and "insolvency proceeding" includes, without limitation, the occurrence of any of the events qualifying as an objective event of insolvency pursuant to Article 2 of the Spanish Insolvency Law, the declaration of insolvency (a *declaración de concurso necesario o voluntario*) and any petition filed in accordance with Article 585 et seq. of the Spanish Insolvency Law;

(b) a "winding-up", "administration" or "dissolution" includes a *liquidación, disolución, procedimiento concursal* or any similar situation under the Spanish corporate, commercial and civil law regulation;

(c) a "composition", "assignment" or "similar arrangement" with any creditor includes a *convenio* or *plan de reestructuración* for the purposes of the Spanish Insolvency Law;

(d) a "compulsory manager", "receiver" or "administrator" includes an *administrador concursal*, *liquidador* or any other person performing a similar function appointed as a result of any proceedings described in paragraphs (a), (b) and (c) above;

(e) a "matured obligation" includes, without limitation, any *crédito líquído, vencido y exigible*;

(f) a "guarantee" includes any *garantía personal*, aval or guarantee which is independent from the debt to which it relates;

(g) a "security" includes without limitation, any security, including any *prenda*, (*con o sin desplazamiento posesorio*), *hipoteca*, any financial collateral or guarantee under Spanish law including Spanish Royal Decree 5/2005 and any other *garantía real*, *derecho de retención* or other transaction having the same effect as each of the foregoing;

(h) a person being "unable to pay its debts" includes that person being in a state of *concurso* or *insolvencia* as defined in Spanish Insolvency Law; and

(i) "set-off rights" would include to the extent legally possible the rights to compensate under the Spanish Civil Code.

1.5 Debtor's Agent

In connection with the raising of any Debt Document into a Spanish Public Document, Atento Teleservicios España S.A.U. shall act as the agent of each Debtor and is hereby authorised on behalf of each Debtor to enter into, enforce the rights of each Debtor under and represent each Debtor in respect of the granting of a Spanish Public Document.

2. Ranking and Priority

2.1 Creditor Liabilities

Each of the Parties agrees that the Liabilities owed by the Debtors to the Creditors pursuant to the Existing 2025 Notes Liabilities, the New 2025 Notes Liabilities and the Junior Notes Liabilities shall rank equally on a pari passu basis.

2.2 Transaction Security: Existing 2025 Notes Security

Each of the Parties agrees that the Existing 2025 Notes Security shall rank and secure the following Liabilities in the following order:

(a) **first**, the Existing 2025 Notes Liabilities; and

(b) **second**, the New 2025 Notes Liabilities; and

(c) **third**, the Junior Notes Liabilities.

2.3 Transaction Security: New 2025 Notes Security

Each of the Parties agrees that the New 2025 Notes Security shall rank and secure the following Liabilities in the following order:

(a) **first**, the New 2025 Notes Liabilities; and

(b) **second**, the Existing 2025 Notes Liabilities; and

(c) **third**, the Junior Notes Liabilities.

3. Creditors and Notes Liabilities

3.1 Payment of Liabilities

(a) The Debtors may make Payments of the New 2025 Notes Liabilities and the Existing 2025 Notes Liabilities at any time in compliance with the terms of the Debt Documents.

(b) The Debtors may make Payments of the Junior Notes Liabilities at any time in compliance with the terms of Debt Documents except that the Debtors shall not make Payments of the Junior Notes Liabilities if an Event of Default has occurred and is continuing under the terms of the New 2025 Notes Documents or under the terms of the Existing 2025 Notes Documents.

3.2 Amendments and Waivers

Subject to clauses 3.3 (*Restrictions on amendments and waivers: Existing 2025 Notes Liabilities,* 3.4 (*Restrictions on amendments and waivers: New 2025 Notes Liabilities*) and 3.5 (*Restrictions on amendments and waivers: Junior Notes Liabilities)*, the Creditors may amend or waive the terms of the Debt Documents in accordance with their terms (and subject to any consent required under them) at any time.

3.3 Restrictions on amendments and waivers: Existing 2025 Notes Liabilities

The Existing 2025 Noteholders may not amend or waive the terms of the Existing 2025 Notes Documents if the amendment or waiver is, in relation to the original form of the

Existing 2025 Notes Documents, an amendment to or waiver of, the amount, currency, dates or terms of payment or repayment (mandatory or otherwise) of the Existing 2025 Notes Liabilities other than one which is contemplated by the original form of the Existing 2025 Notes Documents, unless the prior consent of the Majority New 2025 Noteholders and Majority Junior Noteholders is obtained.

3.4 **Restrictions on amendments and waivers: New 2025 Notes Liabilities**

The New 2025 Noteholders may not amend or waive the terms of the New 2025 Notes Documents if the amendment or waiver is, in relation to the original form of the New 2025 Notes Documents, an amendment or waiver of, the amount, currency, dates or terms of payment or repayment (mandatory or otherwise) of the New 2025 Notes Liabilities other than one which is contemplated by the original form of the New 2025 Notes Documents, unless the prior consent of the Majority Existing 2025 Noteholders and Majority Junior Noteholders is obtained.

3.5 **Restrictions on amendments and waivers: Junior Notes Liabilities**

The Junior Noteholders may not amend or waive the terms of the Junior Notes Documents if the amendment or waiver is, in relation to the original form of the Junior Notes Documents, an amendment or waiver of, the amount, currency, dates or terms of payment or repayment (mandatory or otherwise) of the Junior Notes Liabilities other than one which is contemplated by the original form of the Junior Notes Documents, unless the prior consent of the Majority Existing 2025 Noteholders and Majority New 2025 Noteholders is obtained

3.6 **Security and Guarantees**

None of the Existing 2025 Noteholders, the New 2025 Noteholders or the Junior Noteholders may take, accept or receive the benefit of any:

(a) Subject to clause (a) below, Security in respect of the Liabilities from any member of the Group unless to the extent legally possible and, subject to the New 2025 Notes Agreed Security Principles, the Existing 2025 Notes Agreed Security Principles and the Junior Notes Agreed Security Principles, as applicable, it is, at the same time, also offered either:

(i) to the Security Agent as trustee for the other Secured Parties in respect of their Liabilities; or

(ii) in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee for the Secured Parties:

(1) to the other Secured Parties in respect of their Liabilities; or

(2) to the Security Agent under a parallel debt structure for the benefit of the other Secured Parties,

and ranks in the same order of priority as that contemplated in clause 2.3 (*Transaction Security: New 2025 Notes Security*); and

(b) Notwithstanding clause (a) above, Security in respect of the Liabilities from a Debtor whose country of incorporation is Brazil, Chile, Colombia, Mexico or Peru where such Security relates to any contract entered into (and the receivables derived from such contract) concerning assets:

(i) over which, as at the date of this Agreement, there are no bona fide legal, regulatory or contractual restrictions which prohibit such assets from being pledged; and

(ii) which, as at the date of this Agreement, are not otherwise encumbered in favour of a third party creditor pursuant to such assets being the subject of factoring arrangements or true sale facility,

unless to the extent legally possible and, subject to the New 2025 Notes Agreed Security Principles, the Existing 2025 Notes Agreed Security Principles and the Junior Notes Agreed Security Principles, as applicable, it is, at the same time, also offered either:

(iii) to the Security Agent as trustee for the other Secured Parties in respect of their Liabilities; or

(iv) in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee for the Secured Parties:

(1) to the other Secured Parties in respect of their Liabilities; or

(2) to the Security Agent under a parallel debt structure for the benefit of the other Secured Parties,

and ranks in the same order of priority as that contemplated in clause 2.2 (*Transaction Security: Existing 2025 Notes Security*); and

(c) any guarantee, indemnity or other assurance against loss in respect of any of the Liabilities from any member of the Group in addition to those in:

(i) the original forms of the Debt Documents; or

(ii) this Agreement,

(iii) a Common Assurance,

unless and to the extent legally possible and subject to the New 2025 Notes Agreed Security Principles, the Existing 2025 Notes Agreed Security Principles and the Junior Notes Agreed Security Principles, at the same time it is also offered to the other Secured Parties in respect of their Liabilities and ranks in the same order of priority as that contemplated in clause 2.1 (*Creditor Liabilities*).

3.7 Restriction on Enforcement: Junior Noteholders

No Junior Noteholders shall be entitled to take any Enforcement Action in respect of any of the Junior Notes Liabilities prior to the later of the New 2025 Notes Discharge Date and the Existing 2025 Notes Discharge Date.

4. EFFECT OF INSOLVENCY EVENT

4.1 Distributions

(a) After the occurrence of an Insolvency Event in relation to any member of the Group, any Party entitled to receive a distribution out of the assets of that member of the Group in respect of Liabilities owed to that Party shall, to the extent it is able to do

so, direct the person responsible for the distribution of the assets of that member of the Group to make that distribution to the Security Agent (or to such other person as the Security Agent shall direct) until the Liabilities owing to the Secured Parties have been paid in full.

(b) The Security Agent shall apply distributions made to it under paragraph (a) above in accordance with clause 11 (*Application of Proceeds*).

(c) Notwithstanding paragraph (b) above, to the extent that any distributions made to the Security Agent under paragraph (a) above can be attributed to recoveries made from:

(i) the New 2025 Notes Charged Property which, had security over such New 2025 Notes Charged Property been perfected, would have been the subject of a secured claim, the Security Agent shall apply distributions in accordance with clause 11.1 (*Order of application: New 2025 Notes Security*); and

(ii) the Existing 2025 Notes Charged Property which, had security over such Existing 2025 Notes Charged Property been perfected, would have been the subject of a secured claim, the Security Agent shall apply distributions in accordance with clause 11.2 (*Order of application: Existing 2025 Notes Security*).

4.2 **Set-Off**

To the extent that any member of the Group's Liabilities are discharged by way of set-off (*compensación*) (mandatory or otherwise) after the occurrence of an Insolvency Event in relation to that member of the Group, any Creditor which benefited from that set-off shall pay an amount equal to the amount of the Liabilities owed to it which are discharged by that set-off to the Security Agent for application in accordance with clause 11 (*Application of Proceeds*).

4.3 **Non-cash distributions**

If the Security Agent or any other Secured Party receives a distribution in the form of Non-Cash Consideration in respect of any of the Liabilities (other than any distribution of Non-Cash Recoveries), the Liabilities will not be reduced by that distribution until and except to the extent that the realisation proceeds are actually applied towards the Liabilities.

4.4 **Filing of claims**

After the occurrence of an Insolvency Event in relation to any member of the Group, each Creditor irrevocably authorises the Security Agent, on its behalf, to:

(a) take any Enforcement Action (in accordance with the terms of this Agreement) against that member of the Group;

(b) demand, sue, prove and give receipt for any or all of that member of the Group's Liabilities;

(c) collect and receive all distributions on, or on account of, any or all of that member of the Group's Liabilities; and

(d) file claims, take proceedings and do all other things the Security Agent considers reasonably necessary to recover that member of the Group's Liabilities.

4.5 Further assurance – Insolvency Event

Each Creditor will:

(a) do all things that the Security Agent requests in order to give effect to this clause 4; and

(b) if the Security Agent is not entitled to take any of the actions contemplated by this clause 4 or if the Security Agent requests that a Creditor take that action, undertake that action itself in accordance with the instructions of the Security Agent or grant a power of attorney to the Security Agent (on such terms as the Security Agent may reasonably require) to enable the Security Agent to take such action.

4.6 Security Agent instructions

For the purposes of clause 4.1 (*Distributions*), clause 4.4 (*Filing of claims*) and clause 4.5 (*Further assurance – Insolvency Event*) the Security Agent shall act:

(a) in relation to secured claims (and amounts deriving from secured claims), on the instructions of the group of Creditors entitled, at that time, to give instructions under clause 7.1 (*Enforcement Instructions – New 2025 Notes Security*) or clause 7.2 (*Manner of enforcement – New 2025 Notes Security*) or under clause 8.1 (*Enforcement instructions – Existing 2025 Notes Security*) or clause 8.2 (*Manner of enforcement – Existing 2025 Notes Security*), as applicable;

(b) in relation to unsecured claims (and amounts deriving from unsecured claims) on the instructions of the New 2025 Notes Security Instructing Group and the Existing 2025 Notes Security Instructing Group (acting together); or

(c) in the absence of any such instructions, as the Security Agent sees fit.

5. TURNOVER OF RECEIPTS

5.1 Turnover by the Creditors

Subject to clause 5.2 (*Permitted assurance and receipts*), if at any time prior to the Final Discharge Date, any Creditor receives or recovers:

(a) any Payment or distribution of, or on account of or in relation to, any of the Liabilities which is neither:

(i) a Permitted Payment; nor

(ii) made in accordance with clause 11 (*Application of Proceeds*);

(b) other than where paragraph (a) of clause 4.2 (*Set-off*) applies, any amount by way of set-off in respect of any of the Liabilities owed to it which does not give effect to a Permitted Payment;

(c) notwithstanding paragraphs (a) and (b) above, and other than where paragraph (a) of clause 4.2 (*Set-Off*) applies, any amount:

(i) on account of, or in relation to, any of the Liabilities:

(1) after the occurrence of a Distress Event; or

(2) as a result of any other litigation or proceedings against a member of the Group (other than after the occurrence of an Insolvency Event in respect of that member of the Group); or

(ii) by way of set-off in respect of any of the Liabilities owed to it after the occurrence of a Distress Event;

other than, in each case, any amount received or recovered in accordance with clause 11 *(Application of Proceeds)*;

(d) the proceeds of any enforcement of any Transaction Security except in accordance with clause 11 (*Application of Proceeds*); or

(e) other than where paragraph (a) of clause 4.2 (*Set-Off*) applies, any distribution or Payment of, or on account of or in relation to, any of the Liabilities owed by any member of the Group which is not in accordance with clause 11 (*Application of Proceeds*) and which is made as a result of, or after, the occurrence of an Insolvency Event in respect of that member of the Group,

that Creditor will :

(i) in relation to receipts and recoveries not received or recovered by way of set-off:

(1) hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay or distribute that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(2) promptly pay or distribute an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement; and

(ii) in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Security Agent for application in accordance with the terms of this Agreement.

5.2 **Permitted assurance and receipts**

Nothing in this Agreement shall restrict the ability of any Creditor to:

(a) arrange with any person which is not a member of the Group any assurance against loss in respect of, or reduction of its credit exposure to, a Debtor (including assurance by way of credit based derivative or sub-participation); or

(b) make any assignment or transfer permitted by clause 13 *(Changes to the Parties)* which is permitted by the Debt Documents and that Creditor shall not be obliged to account to any other Party for any sum received by it as a result of that action.

5.3 Amounts received by Debtors

If any of the Debtors receives or recovers any amount which, under the terms of any of the Debt Documents, should have been paid to the Security Agent, that Debtor will:

(a) hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(b) promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement.

5.4 Saving provision

If, for any reason, any of the trusts expressed to be created in this clause 5 should fail or be unenforceable, the affected Creditor or Debtor will promptly pay or distribute an amount equal to that receipt or recovery to the Security Agent to be held on trust by the Security Agent for application in accordance with the terms of this Agreement.

5.5 Turnover of Non-Cash Consideration

For the purposes of this clause 5, if any Creditor receives or recovers any amount or distribution in the form of Non-Cash Consideration which is subject to clause 5.1 (*Turnover by the Creditors*) the cash value of that Non-Cash Consideration shall be determined in accordance with clause 10.3 (*Cash value of Non-Cash Recoveries*).

6. REDISTRIBUTION

6.1 Recovering Creditor's rights

(a) Any amount paid or distributed by a Creditor (a "**Recovering Creditor**") to the Security Agent under clause 4 (*Effect of Insolvency Event*) or clause 5 (*Turnover of Receipts*) shall be treated as having been paid or distributed by the relevant Debtor and shall be applied by the Security Agent in accordance with clause 11 (*Application of Proceeds*).

(b) On an application by the Security Agent pursuant to clause 11 (*Application of Proceeds*) of a Payment or distribution received by a Recovering Creditor from a Debtor, as between the relevant Debtor and the Recovering Creditor an amount equal to the amount received or recovered by the Recovering Creditor and paid or distributed to the Security Agent by the Recovering Creditor (the "**Shared Amount**") will be treated as not having been paid or distributed by that Debtor.

6.2 Reversal of redistribution

(a) If any part of the Shared Amount received or recovered by a Recovering Creditor becomes repayable or returnable to a Debtor and is repaid or returned by that Recovering Creditor to that Debtor, then:

(i) each Party that received any part of that Shared Amount pursuant to an application by the Security Agent of that Shared Amount under clause 6.1 (*Recovering Creditor's rights*) (a "**Sharing Party**") shall, upon request of the Security Agent, pay or distribute to the Security Agent for the account of that Recovering Creditor an amount equal to the appropriate part of its share of the Shared Amount (together with an amount as is necessary to reimburse that Recovering Creditor for its proportion of any interest on the Shared Amount which that Recovering Creditor is required to pay) (the "**Redistributed Amount**"); and

(ii) as between the relevant Debtor and each relevant Sharing Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid or distributed by that Debtor.

(b) The Security Agent shall not be obliged to pay or distribute any Redistributed Amount to a Recovering Creditor under paragraph (a)(i) above until it has been able to establish to its satisfaction that it has actually received that Redistributed Amount from the relevant Sharing Party.

6.3 Deferral of subrogation

(a) No Debtor will exercise any rights which it may have by reason of the performance by it of its obligations under the Debt Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Debt Documents of any Creditor which ranks ahead of it in accordance with the priorities set out in clause 1.4 (*Ranking and Priority*) until such time as all of the Liabilities owing to each prior ranking Creditor (or, in the case of any Debtor, owing to each Creditor) have been irrevocably discharged in full; and

(b) No Creditor will exercise any rights of subrogation until after the Existing 2025 Notes Discharge Date and the New 2025 Notes Discharge Date.

7. ENFORCEMENT OF NEW 2025 NOTES SECURITY

7.1 Enforcement Instructions – New 2025 Notes Security

(a) The Security Agent may refrain from enforcing the New 2025 Notes Security unless instructed otherwise by the New 2025 Notes Security Instructing Group.

(b) Subject to the New 2025 Notes Security having become enforceable in accordance with its terms, the New 2025 Notes Security Instructing Group may give or refrain from giving instructions to the Security Agent to enforce or refrain from enforcing the New 2025 Notes Security as they see fit.

(c) The Security Agent is entitled to rely on and comply with instructions given in accordance with this clause 7.1.

7.2 Manner of enforcement – New 2025 Notes Security

(a) If the New 2025 Notes Security is being enforced pursuant to clause 7.1 (*Enforcement Instructions – New 2025 Notes Security*), the Security Agent shall enforce the New 2025 Notes Security in such manner (including, without limitation, the selection of any administrator (or any analogous officer in any jurisdiction) of any Debtor to be appointed by the Security Agent)) as the New 2025 Notes Security Instructing Group shall instruct or, in the absence of any such instructions, as the Security Agent considers in its discretion to be appropriate.

(b) The Security Agent shall take reasonable care to obtain a fair market price for the relevant assets which are subject to that Enforcement Action having regard to the prevailing market conditions (though the Security Agent shall have no obligation to postpone or request the postponement of any such Distressed Disposal or disposal of Liabilities in order to achieve a higher price).

(c) Without prejudice to the generality of paragraph (b) above, the requirements in (b) above shall be satisfied (and as between the Creditors and the Debtors shall be conclusively presumed to be satisfied) and the Security Agent will be taken to have discharged all its obligations in this respect under this Agreement, the other Debt Documents and generally at law if:

(i) any Distressed Disposal or disposal of Liabilities is made pursuant to any process or proceedings approved or supervised by or on behalf of any court of law;

(ii) that Distressed Disposal or disposal of Liabilities is made by, at the direction of or under the control of, a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer (or any analogous officer in any jurisdiction) appointed in respect of a member of the Group or the assets of a member of the Group;

(iii) that Distressed Disposal or Liabilities Sale is made pursuant to a Competitive Sales Process; or

(iv) a Financial Adviser has delivered a Fairness Opinion to the Security Agent in respect of that Distressed Disposal or disposal of Liabilities.

7.3 Waiver of rights – New 2025 Notes Security

To the extent permitted under applicable law and subject to clause 7.1 (*Enforcement Instructions – New 2025 Notes Security*), clause 7.2 (*Manner of enforcement – New 2025 Notes Security*), and clause 11 (*Application of Proceeds*), each of the Secured Parties and the Debtors waives all rights it may otherwise have to require that the New 2025 Notes Security be enforced in any particular order or manner or at any particular time or that any amount received or recovered from any person, or by virtue of the enforcement of any of the New 2025 Notes Security or of any other security interest, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

7.4 Duties owed – New 2025 Notes Security

Each of the Secured Parties and the Debtors acknowledges that, in the event that the Security Agent enforces or is instructed to enforce the New 2025 Notes Security prior to the New 2025 Notes Discharge Date, the duties of the Security Agent and of any Receiver

or Delegate in respect of the method, type and timing of that enforcement or of the exploitation, management or realisation of any of that New 2025 Notes Security shall be no different to or greater than the duty that is owed by the Security Agent, Receiver or Delegate to the Debtors under general law.

7.5 Enforcement through Security Agent only – New 2025 Notes Security

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the New 2025 Notes Security or to exercise any right, power, authority or discretion arising under the New 2025 Notes Security Documents except through the Security Agent.

8. ENFORCEMENT OF EXISTING 2025 NOTES SECURITY

8.1 Enforcement Instructions – Existing 2025 Notes Security

(a) The Security Agent may refrain from enforcing the Existing 2025 Notes Security unless instructed otherwise by the Existing 2025 Notes Security Instructing Group.

(b) Subject to the Existing 2025 Notes Security having become enforceable in accordance with its terms, the Existing 2025 Notes Security Instructing Group may give or refrain from giving instructions to the Security Agent to enforce or refrain from enforcing the Existing 2025 Notes Security as they see fit.

(c) The Security Agent is entitled to rely on and comply with instructions given in accordance with this clause 8.1.

8.2 Manner of enforcement – Existing 2025 Notes Security

(a) If the Existing 2025 Notes Security is being enforced pursuant to clause 8.1 (*Enforcement Instructions – Existing 2025 Notes Security*), the Security Agent shall enforce the Existing 2025 Notes Security in such manner (including, without limitation, the selection of any administrator (or any analogous officer in any jurisdiction) of any Debtor to be appointed by the Security Agent) as the Existing 2025 Notes Security Instructing Group shall instruct or, in the absence of any such instructions, as the Security Agent considers in its discretion to be appropriate.

(b) The Security Agent shall take reasonable care to obtain a fair market price for the relevant assets which are subject to that Enforcement Action having regard to the prevailing market conditions (though the Security Agent shall have no obligation to postpone or request the postponement of any such Distressed Disposal or disposal of Liabilities in order to achieve a higher price).

(c) Without prejudice to the generality of paragraph (b) above, the requirements in (b) above shall be satisfied (and as between the Creditors and the Debtors shall be conclusively presumed to be satisfied) and the Security Agent will be taken to have discharged all its obligations in this respect under this Agreement, the other Debt Documents and generally at law if:

  (i) any Distressed Disposal or disposal of Liabilities is made pursuant to any process or proceedings approved or supervised by or on behalf of any court of law;

(i) that Distressed Disposal or disposal of Liabilities is made by, at the direction of or under the control of, a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer (or any analogous officer in any jurisdiction) appointed in respect of a member of the Group or the assets of a member of the Group;

(ii) that Distressed Disposal or Liabilities Sale is made pursuant to a Competitive Sales Process; or

(iii) a Financial Adviser has delivered a Fairness Opinion to the Security Agent in respect of that Distressed Disposal or disposal of Liabilities.

8.3 Waiver of rights – Existing 2025 Notes Security

To the extent permitted under applicable law and subject to clause 8.1 (*Enforcement Instructions – Existing 2025 Notes Security*), clause 8.2 (*Manner of enforcement – Existing 2025 Notes Security*), and clause 11 (*Application of Proceeds*), each of the Secured Parties and the Debtors waives all rights it may otherwise have to require that the Existing 2025 Notes Security be enforced in any particular order or manner or at any particular time or that any amount received or recovered from any person, or by virtue of the enforcement of any of the Existing 2025 Notes Security or of any other security interest, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

8.4 Duties owed – Existing 2025 Notes Security

Each of the Secured Parties and the Debtors acknowledges that, in the event that the Security Agent enforces or is instructed to enforce the Existing 2025 Notes Security prior to the Existing 2025 Notes Discharge Date, the duties of the Security Agent and of any Receiver or Delegate in respect of the method, type and timing of that enforcement or of the exploitation, management or realisation of any of that Existing 2025 Notes Security shall be no different to or greater than the duty that is owed by the Security Agent, Receiver or Delegate to the Debtors under general law.

8.5 Enforcement through Security Agent only – Existing 2025 Notes Security

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Existing 2025 Notes Security or to exercise any right, power, authority or discretion arising under the Existing 2025 Notes Security Documents except through the Security Agent.

9. ENFORCEMENT THROUGH SECURITY AGENT ONLY – SPANISH SECURITY DOCUMENTS AND URUGUAYAN SECURITY DOCUMENTS

(a) Each Secured Party hereby authorises the Security Agent to accept as its representative any pledge or other creation of any accessory security right made to such Secured Party in relation to the Debt Documents and to act and execute on its behalf as its representative, subject to the terms of the Debt Documents, amendments or releases of, accessions and alterations to, and to carry out similar dealings with regard to any Spanish Security Documents which creates a pledge or any other accessory security right.

(b) Subject to the applicable Spanish law, the Parties agree that the Spanish Security Documents entered into between them shall be subject to the relevant terms of this Agreement.

(c) The Security Agent is hereby authorised by each of the Secured Parties to execute on behalf of itself and each other Secured Party where relevant without the need for any further referral to, or authority from, any other person, all necessary releases or confirmations of any security created under the Spanish Security Documents in relation to the disposal of any asset which is permitted under the Debt Documents or consented or agreed upon in accordance with the Debt Documents.

(d) Each Secured Party (other than the Security Agent) irrevocably grants hereby full powers of attorney to the Security Agent, and expressly authorises and empowers the Security Agent, which accepts, so that the Security Agent (with express faculty of self-contracting (*autocontratación*), sub-empowering or multiple representation), acting through a duly appointed representative, may exercise, in the name and on behalf of the Secured Parties (with express faculty of self-contracting (*autocontratación*), sub-empowering or multiple representation and even if it involves conflict of interest) the rights, powers, authorities and discretions specifically given to the Security Agent under or in connection with this Agreement, including but not limited to the following faculties:

(i) to execute in the name of any of the Secured Parties (whether in its own capacity or as agent of other parties) any Debt Document as well as any novation, amendment or ratification to the same and appear before a Spanish notary public and raise into the status of a Spanish Public Document such documents and/or to sign any Spanish Public Document as it deems fit;

(ii) the acceptance, preparation, execution (including, the granting of any Spanish Public Document that may be necessary or convenient), amendment, assignment, release, extension, ratification, enforcement and delivery of the Spanish Security Documents and the perfection and monitoring of the Spanish Security Documents, including but not limited to, any share pledge, pledge over credit rights, mortgage, assignment or transfer of title for security purposes and revoke irrevocable power of attorney;

(iii) to appear before a Spanish notary public and accept any irrevocable powers of attorney granted by the security providers in relation to the Debt Documents (including, without limitation, the Spanish Transaction Security), as well as any, amendment, restatement, extension and ratification thereto;

(iv) to execute in the name of any of Secured Parties (whether in their own capacity or as agent of other parties) any novation, amendment, release, extension, or ratification thereto; and

(v) make all statements necessary or appropriate in connection with the previous powers and collect all amounts payable to any Secured Party in respect of any Spanish Security Document in one or more accounts opened by the Security Agent for such purpose, and the Security Agent shall thereafter distribute any such amounts due to the Secured Parties in accordance with the provisions of this Agreement. If any Secured Party that accedes to this Agreement, does not have authority to empower the Security Agent for the enforcement of the Spanish Security Documents, it hereby undertakes to appear jointly with the Security Agent in order to carry out the enforcement actions set out in the relevant Security Document and

it will transfer all amounts obtained in the enforcement to the Security Agent in the terms set out in this Agreement.

(e) The provisions included in this clause 9 shall also apply for the purposes of Uruguayan Law and in connection with the Uruguayan Security Documents. As a result, the Security Agent is authorised to carry out all of the actions described in this clause 9 in respect of the Uruguayan Security Documents.

10. NON-CASH RECOVERIES

10.1 Security Agent and Non-Cash Recoveries from Secured Property

To the extent the Security Agent receives or recovers any Non-Cash Recoveries from the New 2025 Notes Security Property or Existing 2025 Notes Security Property, it may (acting on the instructions of the New 2025 Notes Security Instructing Group or Existing 2025 Notes Security Instructing Group, as applicable) but without prejudice to its ability to exercise discretion under clause 11.4 (*Prospective liabilities*):

(a) Distribute those Non-Cash Recoveries as if they were Cash Proceeds in accordance with 11.1 (*Order of Application: New 2025 Notes Security*) and 11.2 (*Order of Application: Existing 2025 Notes Security*), as applicable;

(b) hold, manage, exploit, collect, realise and dispose of those Non-Cash Recoveries; and

(c) hold, manage, exploit, collect, realise and distribute any resulting Cash Proceeds.

10.2 Security Agent and Non-Cash Recoveries from Non-Secured Property

To the extent the Security Agent receives or recovers any Non-Cash Recoveries from assets which are unsecured, it may (acting on the instructions of the New 2025 Notes Security Instructing Group and the Existing 2025 Notes Security Instructing Group, acting together) but without prejudice to its ability to exercise discretion under clause 11.4 (*Prospective liabilities*):

(a) Distribute those Non-Cash Recoveries as if they were Cash Proceeds in accordance with 11.3 (*Order of Application: Order of application: Other Recoveries*);

(b) hold, manage, exploit, collect, realise and dispose of those Non-Cash Recoveries; and

(c) hold, manage, exploit, collect, realise and distribute any resulting Cash Proceeds.

10.3 Cash value of Non-Cash Recoveries

(a) The cash value of any Non-Cash Recoveries shall be determined by reference to a valuation obtained by the Security Agent from a Financial Adviser appointed by the Security Agent taking into account any notional conversion made pursuant to clause 11.6 (*Currency conversion*).

(b) If any Non-Cash Recoveries are distributed pursuant to clause 11 (*Application of proceeds*), the extent to which such distribution is treated as discharging the Liabilities shall be determined by reference to the cash value of those Non-Cash Recoveries determined pursuant to paragraph (a) above.

10.4 **Note Agents and Non-Cash Recoveries**

(a) Subject to paragraph (b) below and to clause 10.5 (*Alternative to Non-Cash Consideration*), if, pursuant to clause 11 (*Application of proceeds*), a Note Agent receives Non-Cash Recoveries for application towards the discharge of any Liabilities, that Note Agent shall apply those Non-Cash Recoveries in accordance with the relevant Debt Document as if they were Cash Proceeds.

(b) A Note Agent may:

(i) use any reasonably suitable method of distribution, as it may determine in its discretion, to distribute those Non-Cash Recoveries in the order of priority that would apply under the relevant Debt Document if those Non-Cash Recoveries were Cash Proceeds;

(ii) hold any Non-Cash Recoveries through another person; and

(iii) hold any amount of Non-Cash Recoveries for so long as that Note Agent shall think fit for later application pursuant to paragraph (a) above.

10.5 **Alternative to Non-Cash Consideration**

(a) If any Non-Cash Recoveries are to be distributed pursuant to clause 11 (*Application of proceeds*), the Security Agent shall (prior to that distribution and taking into account the Liabilities then outstanding and the cash value of those Non-Cash Recoveries) notify the Creditors entitled to receive those Non-Cash Recoveries pursuant to that distribution (the "**Entitled Creditors**").

(i) it would be unlawful for an Entitled Creditor to receive such Non-Cash Recoveries (or it would otherwise conflict with that Entitled Creditor's constitutional documents for it to do so); and

(ii) that Entitled Creditor promptly so notifies the Security Agent and supplies such supporting evidence as the Security Agent may reasonably require,

that Creditor shall be a "**Cash Only Creditor**" and the Non-Cash Recoveries to which it is entitled shall be "**Retained Non-Cash**".

(b) To the extent that, in relation to any distribution of Non-Cash Recoveries, there is a Cash Only Creditor:

(i) the Security Agent shall not distribute any Retained Non-Cash to that Cash Only Creditor (or to any Note Agent on behalf of that Cash Only Creditor) but shall otherwise treat the Non-Cash Recoveries in accordance with this Agreement;

(ii) the Security Agent shall notify the relevant Note Agent of that Cash Only Creditor's identity and its status as a Cash Only Creditor; and

(iii) to the extent notified pursuant to paragraph (ii) above, no Note Agent shall distribute any of those Non-Cash Recoveries to that Cash Only Creditor.

(c) Subject to clause 10.5 (*Alternative to Non-Cash Consideration*), the Security Agent shall hold any Retained Non-Cash and shall, acting on the instructions of the Cash Only Creditor entitled to it, manage, exploit, collect, realise and dispose of that

Retained Non-Cash for cash consideration and shall distribute any Cash Proceeds of that Retained Non-Cash to that Cash Only Creditor in accordance with clause 11 (*Application of proceeds*).

(d) On any such distribution of Cash Proceeds which are attributable to a disposal of any Retained Non-Cash, the extent to which such distribution is treated as discharging the Liabilities due to the relevant Cash Only Creditor shall be determined by reference to:

(i) the valuation which determined the extent to which the distribution of the Non-Cash Recoveries to the other Entitled Creditors discharged the Liabilities due to those Entitled Creditors; and

(ii) the Retained Non-Cash to which those Cash Proceeds are attributable.

(e) Each Creditor shall, following a request by the Security Agent, notify the Security Agent of the extent to which paragraph (b)(i) above would apply to it in relation to any distribution or proposed distribution of Non-Cash Recoveries.

10.6 **Security Agent protection**

(a) If Non-Cash Consideration is distributed to the Security Agent pursuant to clause 5.1 (*Turnover by the Creditors*) the Security Agent may, at any time after notifying the Creditors entitled to that Non-Cash Consideration and notwithstanding any instruction from a Creditor or group of Creditors pursuant to the terms of any Debt Document, immediately realise and dispose of that Non-Cash Consideration for cash consideration (and distribute any Cash Proceeds of that Non-Cash Consideration to the relevant Creditors in accordance with clause 11 (*Application of Proceeds*)) if the Security Agent has reasonable grounds for believing that holding, managing, exploiting or collecting that Non-Cash Consideration would have an adverse effect on it.

(b) If the Security Agent holds Retained Non-Cash for a Cash Only Creditor (each as defined in clause 10.4 (*Note Agents and Non-Cash Recoveries*)) the Security Agent may at any time, after notifying that Cash Only Creditor and notwithstanding any instruction from a Creditor or group of Creditors pursuant to the terms of any Debt Document, immediately realise and dispose of that Retained Non-Cash for cash consideration (and distribute any Cash Proceeds of that Retained Non-Cash to that Cash Only Creditor in accordance with clause 11 (*Application of proceeds*)) if the Security Agent has reasonable grounds for believing that holding, managing, exploiting or collecting that Retained Non-Cash would have an adverse effect on it.

11. **APPLICATION OF PROCEEDS**

11.1 **Order of application: New 2025 Notes Security**

Subject to clause 11.4 (*Prospective Liabilities*), all amounts from time to time received or recovered by the Security Agent pursuant to the terms of the New 2025 Notes Documents or in connection with the realisation or enforcement of all or any part of the New 2025 Notes Security (for the purposes of this clause 11, the "**New 2025 Notes Security Recoveries**") shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this clause 11), in the following order of priority:

(a) in discharging any sums owing to the Security Agent, any Receiver or any Delegate;

(b) in discharging all costs and expenses incurred by any Creditor or Note Agent (on a pari passu basis) in connection with any realisation or enforcement of the New 2025 Notes Security taken in accordance with the terms of this Agreement or any action taken at the request of the Security Agent under clause 4.5 (*Further assurance – Insolvency Event*);

(c) to the New 2025 Notes Agent on its own behalf and on behalf of the New 2025 Noteholders for application towards the discharge of New 2025 Notes Liabilities in accordance with the requirements of the New 2025 Notes Documents;

(d) to the Existing 2025 Notes Agent for application towards the discharge of Existing 2025 Noteholder Liabilities in accordance with the requirements of the Existing 2025 Notes Documents;

(e) to the Junior Notes Agent for application towards the discharge of Junior Noteholder Liabilities in accordance with the requirements of the Junior Notes Documents; and

(f) the balance, if any, in payment or distribution to the relevant Debtor.

11.2 **Order of application: Existing 2025 Notes Security**

Subject to clause 11.4 (*Prospective Liabilities*), all amounts from time to time received or recovered by the Security Agent pursuant to the terms of the Existing 2025 Notes Documents or in connection with the realisation or enforcement of all or any part of the New 2025 Notes Security (for the purposes of this clause 11, the "**Existing 2025 Notes Security Recoveries**") shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this clause 11), in the following order of priority:

(a) in discharging any sums owing to the Security Agent, any Receiver or any Delegate;

(b) in discharging all costs and expenses incurred by any Creditor or Note Agent (on a pari passu basis) in connection with any realisation or enforcement of the New 2025 Notes Security taken in accordance with the terms of this Agreement or any action taken at the request of the Security Agent under clause 4.5 (*Further assurance – Insolvency Event*);

(c) to the Existing 2025 Notes Agent for application towards the discharge of Existing 2025 Noteholder Liabilities in accordance with the requirements of the Existing 2025 Notes Documents;

(d) to the New 2025 Notes Agent for application towards the discharge of New 2025 Noteholder Liabilities in accordance with the requirements of the New 2025 Notes Documents;

(e) to the Junior Notes Agent for application towards the discharge of Junior Noteholder Liabilities in accordance with the requirements of the Junior Notes Documents; and

(f) the balance, if any, in payment or distribution to the relevant Debtor.

11.3 **Order of application: Other Recoveries**

Subject to clause 11.1 (*Order of application: New 2025 Notes Security*), 11.2 (*Order of application: Existing 2025 Notes Security*) and clause 11.4 (*Prospective Liabilities*), all other amounts from time to time received or recovered by the Security Agent in respect of the Liabilities ("**Other Recoveries**") shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this clause 11), in the following order of priority:

(a) in discharging any sums owing to the Security Agent, any Receiver or any Delegate;

(b) to the Existing 2025 Notes Agent and New 2025 Notes Agent, as applicable, for application towards the discharge of Existing 2025 Noteholder Liabilities and the New 2025 Noteholder Liabilities, in accordance with the requirements of the Existing 2025 Notes Documents and New 2025 Notes Documents, as applicable, on a pari passu basis;

(c) to the Junior Notes Agent for application towards the discharge of Junior Noteholder Liabilities in accordance with the requirements of the Junior Notes Documents; and

(d) the balance, if any, in payment or distribution to the relevant Debtor.

11.4 **Prospective liabilities**

Following a Distress Event the Security Agent may, in its discretion:

(a) hold any amount of the New 2025 Notes Security Recoveries, Existing 2025 Notes Security Recoveries or Other Recoveries, as applicable, which is in the form of cash, and any cash which is generated by holding, managing, exploiting, collecting, realising or disposing of any Non-Cash Consideration, in one or more interest bearing suspense or impersonal accounts in the name of the Security Agent with such financial institution (including itself) as the Security Agent shall think fit (the interest being credited to the relevant account); and

(b) hold, manage, exploit, collect and realise any amount of the New 2025 Notes Security Recoveries, Existing 2025 Notes Security Recoveries or Other Recoveries, as applicable, which is in the form of Non-Cash Consideration,

in each case for so long as the Security Agent shall think fit for later application under clause 11.1 (*Order of application: New 2025 Notes Security*), clause 11.2 (*Order of application: Existing 2025 Notes Security*) and clause 11.3 (*Order of application: Other Recoveries*) in respect of:

(i) any sum to any Security Agent, any Receiver or any Delegate; and

(ii) any part of the Liabilities,

that the Security Agent reasonably considers, in each case, might become due or owing at any time in the future.

11.5 **Investment of Cash Proceeds**

Prior to the application of the proceeds of the New 2025 Notes Security Property or Existing 2025 Notes Security Property or Other Recoveries, as applicable, in accordance with

clause 11.1 (*Order of application: New 2025 Notes Security*), clause 11.2 (*Order of application: Existing 2025 Notes Security*) and clause 11.3 (*Order of application: Other Recoveries*), the Security Agent may, in its discretion, hold all or part of any Cash Proceeds in one or more interest bearing suspense or impersonal accounts in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) pending the application from time to time of those monies in the Security Agent's discretion in accordance with the provisions of this clause 11.

11.6 **Currency conversion**

(a) For the purpose of, or pending the discharge of, any of the Secured Obligations the Security Agent may:

(i) convert any moneys received or recovered by the Security Agent (including, without limitation, any Cash Proceeds) from one currency to another, at the Security Agent's Spot Rate of Exchange; and

(ii) notionally convert the valuation provided in any opinion or valuation from one currency to another, at the Security Agent's Spot Rate of Exchange.

(b) The obligations of any Debtor to pay in the due currency shall only be satisfied:

(i) in the case of paragraph (a)(i) above, to the extent of the amount of the due currency purchased after deducting the costs of conversion; and

(ii) in the case of paragraph (a)(ii) above, to the extent of the amount of the due currency which results from the notional conversion referred to in that paragraph.

11.7 **Permitted Deductions**

The Security Agent shall be entitled, in its discretion, (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any law or regulation to make from any distribution or payment made by it under this Agreement, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties or exercising its rights, powers, authorities and discretions, or by virtue of its capacity as Security Agent under any of the Debt Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

11.8 **Good Discharge**

(a) Any distribution or payment to be made in respect of the Secured Obligations by the Security Agent may be made to the relevant Note Agent on behalf of its Creditors;

(b) Any distribution or payment made as described in paragraph (a) above shall be a good discharge, to the extent of that payment or distribution, by the Security Agent:

(i) in the case of a payment made in cash, to the extent of that payment; and

(ii) in the case of a distribution of Non-Cash Recoveries, as determined by clause 10.3 (*Cash value of Non-Cash Recoveries*).

(c) The Security Agent is under no obligation to make the payments to the Note Agents under paragraph (a) above in the same currency as that in which the Liabilities owing to the relevant Creditor are denominated pursuant to the relevant Debt Document.

11.9 Calculation of Amounts

For the purpose of calculating any person's share of any amount payable to or by it, the Security Agent shall be entitled to:

(a) notionally convert the Liabilities owed to any person into a common base currency (decided in its discretion by the Security Agent), that notional conversion to be made at the spot rate at which the Security Agent is able to purchase the notional base currency with the actual currency of the Liabilities owed to that person at the time at which that calculation is to be made; and

(b) assume that all amounts received or recovered as a result of the enforcement or realisation of the New 2025 Notes Security Property or Existing 2025 Notes Security Property, as applicable, are applied in discharge of the Liabilities in accordance with the terms of the Debt Documents under which those Liabilities have arisen.

12. THE SECURITY AGENT

12.1 Security Agent as trustee

(a) The Security Agent declares that it holds the New 2025 Notes Security Property and the Existing 2025 Notes Security Property on trust for the Secured Parties on the terms contained in this Agreement.

(b) Each of the Creditors authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under or in connection with the Debt Documents together with any other incidental rights, powers, authorities and discretions.

12.2 Instructions

(a) The Security Agent shall:

(i) subject to paragraphs (d) and (e) below, exercise or refrain from exercising any right, power, authority or discretion vested in it as Security Agent in accordance with any instructions given to it by:

(1) the New 2025 Notes Security Instructing Group; or

(2) the Existing 2025 Notes Security Instructing Group,

in each case as indicated in this Agreement; and

(ii) not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above (or, if this Agreement stipulates the matter is a decision for any other Creditor or group of Creditors, in

accordance with instructions given to it by that Creditor or group of Creditors).

(b) The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the New 2025 Notes Security Instructing Group and Existing 2025 Notes Security Instructing Group, as applicable, (or, if this Agreement stipulates the matter is a decision for any other Creditor or group of Creditors, from that Creditor or group of Creditors) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Security Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c) Save in the case of decisions stipulated to be a matter for any other Creditor or group of Creditors under this Agreement and unless a contrary intention appears in this Agreement, any instructions given to the Security Agent by the New 2025 Notes Security Instructing Group or Existing 2025 Notes Security Instructing Group, as applicable, shall override any conflicting instructions given by any other Parties and will be binding on all Secured Parties.

(d) Paragraph (a) above shall not apply:

(i) where a contrary indication appears in this Agreement;

(ii) where this Agreement requires the Security Agent to act in a specified manner or to take a specified action;

(iii) in respect of any provision which protects the Security Agent's own position in its personal capacity as opposed to its role of Security Agent for the Secured Parties including, without limitation, clauses 12.5 (*No duty to account*) to clause 12.12 (*Exclusion of liability*), clause 12.15 (*Confidentiality*) to clause 12.22 (*Custodians and nominees*) and clause 12.25 (*Acceptance of title*) to clause 12.28 (*Disapplication of Trustee Acts*);

(iv) in respect of the exercise of the Security Agent's discretion to exercise a right, power or authority under any of:

(1) clause 11.1 (*Order of application: New 2025 Notes Security)*

(2) clause 11.2 (*Order of application: Existing 2025 Notes Security)*

(3) clause 11.3 (*Order of application: Other Recoveries)*

(4) clause 11.4 (*Prospective liabilities*); and

(5) clause 11.7 (*Permitted Deductions*).

(e) If giving effect to instructions given by the New 2025 Notes Security Instructing Group or Existing 2025 Notes Security Instructing Group, as applicable would (in the Security Agent's opinion) have an effect equivalent to an Intercreditor Amendment, the Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Security Agent) whose consent would have been required in respect of that Intercreditor Amendment.

(f) In exercising any discretion to exercise a right, power or authority under the Debt Documents where either:

(i) it has not received any instructions as to the exercise of that discretion; or

(ii) the exercise of that discretion is subject to paragraph (d)(iv) above,

the Security Agent shall:

(1) other than where paragraph (2) below applies, do so having regard to the interests of all the Secured Parties; or

(2) if (in its opinion) there is a Creditor Conflict in relation to the matter in respect of which the discretion is to be exercised, do so having regard only to the interests of the New 2025 Noteholders and the Existing 2025 Noteholders.

(g) The Security Agent may refrain from acting in accordance with any instructions of any Creditor or group of Creditors until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Debt Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(h) Without prejudice to the provisions of clause 7 (*Enforcement of New 2025 Notes Security*) and the remainder of this clause 12.2, in the absence of instructions, the Security Agent may act (or refrain from acting) as it considers in its discretion to be appropriate.

12.3 **Duties of the Security Agent**

(a) The Security Agent's duties under the Debt Documents are solely mechanical and administrative in nature.

(b) The Security Agent shall promptly:

(i) forward to each Note Agent a copy of any document received by the Security Agent from any Debtor under any Debt Document; and

(ii) forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party.

(c) Except where a Debt Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d) Without prejudice to clause 16.3 (*Notification of prescribed events*), if the Security Agent receives notice from a Party referring to any Debt Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Creditors.

(e) The Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Debt Documents to which it is expressed to be a party (and no others shall be implied).

12.4 **No fiduciary duties to Debtors**

Nothing in this Agreement constitutes the Security Agent as an agent, trustee or fiduciary of any Debtor.

12.5 **No duty to account**

The Security Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.

12.6 **Business with the Group**

The Security Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

12.7 **Appointment of Financial Adviser**

(a) Without prejudice to clause 7.2 (*Rights and discretions*), the Security Agent may engage, or approve the engagement of, (in each case on such terms as it may consider appropriate (including, without limitation, restrictions on that Financial Adviser's liability and the extent to which any advice, valuation or opinion may be relied on or disclosed)), pay for and rely on the services of a Financial Adviser to provide advice, a valuation or an opinion in connection with:

(i) a Distressed Disposal or a sale of Liabilities;

(ii) the application or distribution of any proceeds of a Distressed Disposal or a sale of Liabilities; or

(iii) any amount of Non-Cash Consideration which is subject to clause 5.1 (*Turnover by the Creditors*).

(b) For the purposes of paragraph (a) above, the Security Agent shall act:

(i) on the instructions of the New 2025 Notes Security Instructing Group if the Financial Adviser is providing a valuation for the purposes of clause 10.3 (*Cash value of Non-Cash Recoveries*) where the Security Agent has received or recovered any Non-Cash Recoveries from the New 2025 Notes Security Property; or

(ii) on the instructions of the Existing 2025 Notes Security Instructing Group if the Financial Adviser is providing a valuation for the purposes of clause 10.3 (*Cash value of Non-Cash Recoveries*) where the Security Agent has received or recovered any Non-Cash Recoveries from the Existing 2025 Notes Security Property; or

(iii) on the instructions of the New 2025 Notes Security Instructing Group and the Existing 2025 Notes Security Instructing Group, acting together, if the Financial Adviser is providing a valuation for the purposes of clause 10.3 (*Cash value of Non-Cash Recoveries*) where the Security Agent has received or recovered any Non-Cash Recoveries from assets which are unsecured; or

(iv) otherwise in accordance with clause 12.8 (*Security Agent's actions*).

12.8 **Security Agent's actions**

For the purposes of clause 7.2 (*Manner of enforcement – New 2025 Notes Security*) and clause 8.2 (*Manner of Enforcement – Existing 2025 Notes Security*) the Security Agent shall act:

(a) in the case of an Appropriation or if the relevant Distressed Disposal is being effected by way of enforcement of the New 2025 Notes Security, in accordance with clause 7.2 (*Manner of enforcement – New 2025 Notes Security*);

(b) in the case of an Appropriation or if the relevant Distressed Disposal is being effected by way of enforcement of the Existing 2025 Notes Security, in accordance with clause 8.2 (*Manner of enforcement – Existing 2025 Notes Security*); and

(c) in any other case:

(i) on the instructions of the New 2025 Notes Instructing Group and Existing 2025 Notes Instructing Group, acting together; or

(ii) in the absence of any such instructions, as the Security Agent sees fit.

12.9 **Rights and discretions**

(a) The Security Agent may:

(i) rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii) assume that:

(1) any instructions received by it from the New 2025 Notes Security Instructing Group and Existing 2025 Notes Security Instructing Group, as applicable, any Creditors or any group of Creditors are duly given in accordance with the terms of the Debt Documents;

(2) unless it has received notice of revocation, that those instructions have not been revoked; and

(3) if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Debt Documents for so acting have been satisfied; and

(iii) rely on a certificate from any person:

(1) as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(2) to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b) The Security Agent may assume (unless it has received notice to the contrary in its capacity as security trustee for the Secured Parties) that:

(i) no Default has occurred;

(ii) any right, power, authority or discretion vested in any Party or any group of Creditors has not been exercised; and

(iii) any notice made by the Company is made on behalf of and with the consent and knowledge of all the Debtors.

(c) The Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d) Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by any Creditor) if the Security Agent in its reasonable opinion deems this to be desirable.

(e) The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f) The Security Agent, any Receiver and any Delegate may act in relation to the Debt Documents and the Security Property through its officers, employees and agents and shall not:

(i) be liable for any error of judgment made by any such person; or

(ii) be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct.

(g) Unless this Agreement expressly specifies otherwise, the Security Agent may disclose to any other Party any information it reasonably believes it has received as security trustee under this Agreement.

(h) Notwithstanding any other provision of any Debt Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i) Notwithstanding any provision of any Debt Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

12.10 **Responsibility for documentation**

None of the Security Agent, any Receiver nor any Delegate is responsible or liable for:

(a) the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Security Agent, a Debtor or any other person in or in connection with any Debt Document or the transactions contemplated in the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document; or

(b) the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property; or

(c) any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

12.11 **No duty to monitor**

The Security Agent shall not be bound to enquire:

(a) whether or not any Default has occurred;

(b) as to the performance, default or any breach by any Party of its obligations under any Debt Document; or

(c) whether any other event specified in any Debt Document has occurred.

12.12 **Exclusion of liability**

(a) Without limiting paragraph (b) below (and without prejudice to any other provision of any Debt Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate), none of the Security Agent, any Receiver nor any Delegate will be liable for:

(i) any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Debt Document or the Security Property unless directly caused by its gross negligence or wilful misconduct;

(ii) exercising or not exercising any right, power, authority or discretion given to it by, or in connection with, any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Debt Document or the Security Property;

(iii) any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv) without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(1) any act, event or circumstance not reasonably within its control; or

(2) the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b) No Party (other than the Security Agent, that Receiver or that Delegate (as applicable)) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Debt Document or any Security Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this paragraph (b) subject to clause 1.3 (*Third party rights*) and the provisions of the Third Parties Act.

(c) Nothing in this Agreement shall oblige the Security Agent to carry out:

(1) any "know your customer" or other checks in relation to any person; or

(2) any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Creditor,

on behalf of any Creditor and each Creditor confirms to the Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Agent.

(d) Without prejudice to any provision of any Debt Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate, any liability of the Security Agent, any Receiver or Delegate arising under or in connection with any Debt Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Agent, Receiver or Delegate (as the case may be) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Agent, Receiver or Delegate (as the case may be) at any time which increase the amount of that loss. In no event shall the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Security Agent, Receiver or Delegate (as the case may be) has been advised of the possibility of such loss or damages.

12.13 Creditors' indemnity to the Security Agent

(a) Each Creditor (excluding, for the avoidance of doubt, any Note Agent) shall (in the proportion that the Liabilities due to it bear to the aggregate of the Liabilities due to all the Creditors (excluding, for the avoidance of doubt, any Note Agent) for the time being (or, if the Liabilities due to the Creditors (excluding, for the avoidance of doubt, any Note Agent) are zero, immediately prior to their being reduced to zero)),

indemnify the Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under, or exercising any authority conferred under, the Debt Documents (unless the relevant Security Agent, Receiver or Delegate has been reimbursed by a Debtor pursuant to a Debt Document).

(b) Subject to paragraph (c) below, the Company shall immediately on demand reimburse any Creditor for any payment that Creditor makes to the Security Agent pursuant to paragraph (a) above.

(c) Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Creditor claims reimbursement relates to a liability of the Security Agent to a Debtor.

12.14 **Resignation of the Security Agent**

(a) The Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the Creditors and the Company.

(b) Alternatively the Security Agent may resign by giving 30 days' notice to the Creditors and the Company, in which case the New 2025 Notes Security Instructing Group and Existing 2025 Notes Security Instructing Group, acting together (after consultation with the Company, unless an Event of Default has occurred and is continuing), may appoint a successor Security Agent.

(c) If the New 2025 Notes Security Instructing Group and Existing 2025 Notes Security Instructing Group, acting together, have not appointed a successor Security Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Security Agent (after consultation with the Note Agent and the Company (unless an Event of Default has occurred and is continuing) may appoint a successor Security Agent.

(d) The retiring Security Agent shall, at its own cost, make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Debt Documents.

(e) The Security Agent's resignation notice shall only take effect upon:

(i) the appointment of a successor; and

(ii) the transfer of all the Security Property to that successor.

(f) Upon the appointment of a successor, the retiring Security Agent shall be discharged from any further obligation in respect of the Debt Documents (other than its obligations under paragraph (b) of clause 12.26 (Winding up of trust) and paragraph (d) above) but shall remain entitled to the benefit of this clause 12 and clause 15.1 (*Indemnity to the Security Agent*) (and any Security Agent fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

(g) The New 2025 Notes Security Instructing Group and Existing 2025 Notes Security Instructing Group, acting together (after consultation with the Company unless and Event of Default has occurred and is continuing), may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above (save that the notice requirement in that paragraph shall not apply).

(h) The Secured Parties will empower the new Security Agent as per Clause 9 (*Enforcement through Security Agent only – Spanish Security Documents*) with respect to the Spanish Security Documents. If any Secured Party does not have authority to empower the new security agent, it will hereby undertake to appear jointly with the new security agent in order to carry any actions set out in the relevant Security Document.

12.15 **Confidentiality**

(a) In acting as trustee for the Secured Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

(c) Notwithstanding any other provision of any Debt Document to the contrary, the Security Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

12.16 **Information from the Creditors**

Each Creditor shall supply the Security Agent with any information that the Security Agent may reasonably specify as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent.

12.17 **Credit appraisal by the Secured Parties**

Without affecting the responsibility of any Debtor for information supplied by it or on its behalf in connection with any Debt Document, each Secured Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Debt Document including but not limited to:

(a) the financial condition, status and nature of each member of the Group;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c) whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Debt Document, the Security Property, the transactions contemplated by

the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(d) the adequacy, accuracy or completeness of any information provided by the Security Agent, any Party or by any other person under or in connection with any Debt Document, the transactions contemplated by any Debt Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document; and

(e) the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

12.18 **Security Agent's management time and additional remuneration**

(a) Any amount payable to the Security Agent under clause 12.13 (*Creditors' indemnity to the Security Agent*), clause 14 (*Costs and expenses*) or clause 15.1 (*Indemnity to the Security Agent*) shall include the cost of utilising the Security Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Security Agent may notify to the Company and the Creditors, and is in addition to any other fee paid or payable to the Security Agent.

(b) Without prejudice to paragraph (a) above, in the event of:

(i) a Default; or

(ii) the Security Agent being requested by a Debtor or the New 2025 Notes Security Instructing Group and Existing 2025 Notes Security Instructing Group, as applicable, to undertake duties which the Security Agent and the Company agree to be of an exceptional nature or outside the scope of the normal duties of the Security Agent under the Debt Documents; or

(iii) the Security Agent and the Company agreeing that it is otherwise appropriate in the circumstances,

the Company shall pay to the Security Agent any additional remuneration (together with any applicable VAT) that may be agreed between them or determined pursuant to paragraph (c) below.

(c) If the Security Agent and the Company fail to agree upon the nature of the duties or upon the additional remuneration referred to in paragraph (b) above or whether additional remuneration is appropriate in the circumstances, any dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Security Agent and approved by the Company or, failing approval, nominated (on the application of the Security Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Company) and the determination of any investment bank shall be final and binding upon the Parties.

12.19 Reliance and engagement letters

The Security Agent may obtain and rely on any certificate or report from any Debtor's auditor and may enter into any reliance letter or engagement letter relating to that certificate or report on such terms as it may consider appropriate (including, without limitation, restrictions on the auditor's liability and the extent to which that certificate or report may be relied on or disclosed).

12.20 No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a) require the deposit with it of any deed or document certifying, representing or constituting the title of any Debtor to any of the Charged Property;

(b) obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Debt Document or the Transaction Security;

(c) register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Debt Document or of the Transaction Security;

(d) take, or to require any Debtor to take, any step to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e) require any further assurance in relation to any Security Document.

12.21 Insurance by Security Agent

(a) The Security Agent shall not be obliged:

(i) to insure any of the Charged Property;

(ii) to require any other person to maintain any insurance; or

(iii) to verify any obligation to arrange or maintain insurance contained in any Debt Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b) Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the New 2025 Notes Security Instructing Group and Existing 2025 Notes Security Instructing Group, as applicable, requests it to do so in writing and the Security Agent fails to do so within fourteen days after receipt of that request.

12.22 **Custodians and nominees**

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

12.23 **Delegation by the Security Agent**

(a) Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b) That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.

(c) No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

12.24 **Additional Security Agents**

(a) The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i) if it considers that appointment to be in the interests of the Secured Parties;

(ii) for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii) for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Company and the Creditors of that appointment.

(b) Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Debt Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c) The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

12.25 **Acceptance of title**

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Debtor may have to any of the Charged Property

and shall not be liable for, or bound to require any Debtor to remedy, any defect in its right or title.

12.26 Winding up of trust

If the Security Agent, with the approval of each Note Agent, determines that:

(a) all of the Secured Obligations and all other obligations secured by the Security Documents have been fully and finally discharged; and

(b) no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Debtor pursuant to the Debt Documents,

then:

(i) the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(ii) any Security Agent which has resigned pursuant to clause 12.14 (*Resignation of the Security Agent*) shall release, without recourse or warranty, all of its rights under each Security Document.

12.27 Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Debt Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

12.28 Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.

12.29 Spanish Security Documents

The Spanish Security Documents may be granted directly in favour of all Secured Parties and not in favour of the Security Agent as trustee, should this be the case all references to the Security Agent in this Agreement will still apply *mutatis mutandi* but taking into account that the Security Agent will not act as trustee of the Secured Parties but on their behalf pursuant to the relevant power of attorney referred to in Clause 9 (*Enforcement through the Security Agent only*).

13. CHANGES TO THE PARTIES

13.1 Assignments and transfers

No Party may:

(a) assign any of its rights; or

(b) transfer any of its rights and obligations,

in respect of any Debt Documents or the Liabilities except as permitted by this clause 13.

13.2 **New Debtor**

(a) If any member of the Group:

(i) incurs any Liabilities; or

(ii) gives any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities,

the Debtors will procure that the person incurring those Liabilities or giving that assurance accedes to this Agreement as a Debtor, in accordance with paragraph (c) below, no later than contemporaneously with the incurrence of those Liabilities or the giving of that assurance.

(b) With effect from the date of acceptance by the Security Agent of a Debtor Accession Deed duly executed and delivered to the Security Agent by the new Debtor or, if later, the date specified in the Debtor Accession Deed, the new Debtor shall assume the same obligations and become entitled to the same rights as if it had been an original Party as a Debtor.

13.3 **Change of Note Agent**

(a) No person shall become a Note Agent unless at the same time, it accedes to this Agreement as a Note Agent (as the case may be) pursuant to entry into a Notes Agent Accession Undertaking.

(b) With effect from the date of acceptance by the Security Agent, of a Note Agent Accession Undertaking duly executed and delivered to the Security Agent by the relevant acceding party or, if later, the date specified in that Notes Agent Accession Undertaking:

(i) any Party ceasing entirely to be a Note Agent shall be discharged from further obligations towards the Security Agent and other Parties under this Agreement and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to that date); and

(ii) as from that date, the replacement or new Note Agent shall assume the same obligations and become entitled to the same rights, as if it had been an original Party in the capacity specified in the Notes Agent Accession Undertaking.

13.4 **Additional parties**

Each of the Parties appoints the Security Agent to receive on its behalf each Debtor Accession Deed and Notes Agent Accession Undertaking delivered to the Security Agent and the Security Agent shall, as soon as reasonably practicable after receipt by it, sign and accept the same if it appears on its face to have been completed, executed and, where applicable, delivered in the form contemplated by this Agreement or, where applicable, by

the New 2025 Notes Documents, Existing 2025 Notes Document or Junior Notes Documents.

13.5 Maintenance of Spanish Security Documents

For the purposes of Article 1,528 of the Spanish Civil Code, each Party agrees that upon any assignment or transfer of any Debt Documents or the Liabilities effected in accordance with this Clause 13, the guarantees and security created under the Debt Documents shall be preserved for the benefit of the assignee or the transferee.

14. COSTS AND EXPENSES

14.1 Transaction expenses

The Company shall, promptly on demand, pay the Security Agent the amount of all costs and expenses (including legal fees) (together with any applicable VAT) reasonably incurred by the Security Agent and by any Receiver or Delegate in connection with the negotiation, preparation, printing, execution and perfection of:

(a) this Agreement and any other documents referred to in this Agreement and the Transaction Security; and

(b) any other Debt Documents executed after the date of this Agreement.

14.2 Amendment costs

If a Debtor requests an amendment, waiver or consent under this Agreement, the Company shall, within ten Business Days of demand, reimburse the Security Agent for the amount of all costs and expenses (including legal fees) (together with any applicable VAT) reasonably incurred by the Security Agent (and by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

14.3 Enforcement and preservation costs

The Company shall, within three Business Days of demand, pay to the Security Agent the amount of all costs and expenses (including legal fees and together with any applicable VAT) incurred by it in connection with the enforcement of or the preservation of any rights under any Debt Document and the Transaction Security and any proceedings instituted by or against the Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights.

14.4 Stamp taxes

The Company shall pay and, within three Business Days of demand, indemnify the Security Agent against any cost, loss or liability the Security Agent incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Debt Document, except:

(a) any Luxembourg registration duties (*droits d'enregistrement*) payable in the case of voluntary registration of the Debt Documents by a Creditor with the Administration de l'Enregistrement, des Domaines et de la TVA in Luxembourg, or registration of the Debt Documents in Luxembourg when such registration is not required to enforce the rights of that Creditor under the Debt Documents; or

(b) any stamp duty, registration or other similar Taxes payable in respect of an assignment, novation, transfer or sub-participation of a Note (under and as defined in any Debt Document) (or part thereof) by any Creditor.

14.5 Interest on demand

If any Creditor or Debtor fails to pay any amount payable by it under this Agreement on its due date, interest shall accrue on the overdue amount (and be compounded with it) from the due date up to the date of actual payment (both before and after judgment and to the extent interest at a default rate is not otherwise being paid on that sum) at the rate which is 2 per cent. per annum over the rate at which the Security Agent would be able to obtain by placing on deposit with a leading bank an amount comparable to the unpaid amounts in the currencies of those amounts for any period(s) that the Security Agent may from time to time select provided that if any such rate is below zero, that rate will be deemed to be zero.

15. OTHER INDEMNITIES

15.1 Indemnity to the Security Agent

(a) Each Debtor jointly and severally shall promptly indemnify the Security Agent and every Receiver and Delegate against any cost, loss or liability (together with any applicable VAT) incurred by any of them as a result of:

(i) any failure by the Company to comply with its obligations under clause 14 (*Costs and expenses*);

(ii) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(iii) the taking, holding, protection or enforcement of the Transaction Security;

(iv) the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Security Agent, each Receiver and each Delegate by the Debt Documents or by law;

(v) any default by any Debtor in the performance of any of the obligations expressed to be assumed by it in the Debt Documents;

(vi) instructing lawyers, accountants, tax advisers, surveyors, a Financial Adviser or other professional advisers or experts as permitted under this Agreement; or

(vii) acting as Security Agent, Receiver or Delegate under the Debt Documents or which otherwise relates to any of the Security Property (otherwise, in each case, than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct).

(b) The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this clause 15.1 *(Indemnity to the Security Agent)* and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it.

16. INFORMATION

16.1 Dealings with Security Agent and Note Agents

Subject to clause 20.7 (*Impaired Agent*) of the Existing 2025 Notes Terms and Conditions, clause 20.7 (*Impaired Agent*) of the New 2025 Notes Terms and Condition and clause 20.7 (*Impaired Agent*) of the Junior Notes Terms and Conditions, each Creditor shall deal with the Security Agent exclusively through its Note Agent.

16.2 Disclosure between Creditors and Security Agent

Notwithstanding any agreement to the contrary, each of the Debtors consents, until the Final Discharge Date, to the disclosure by any Creditor and the Security Agent to each other (whether or not through a Note Agent or the Security Agent) of such information concerning the Debtors as any Creditor or the Security Agent shall see fit.

16.3 Notification of prescribed events

(a) If an Event of Default either occurs or ceases to be continuing each Note Agent shall, upon becoming aware of that occurrence or cessation, notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Creditor.

(b) If an Acceleration Event occurs each Note Agent shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Party.

(c) If the Security Agent enforces, or takes formal steps to enforce, any of the Transaction Security it shall notify each Party of that action.

(d) If any Creditor exercises any right it may have to enforce, or to take formal steps to enforce, any of the Transaction Security it shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Party of that action.

17. NOTICES

17.1 Communications in writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

17.2 Security Agent's communications with Creditors

The Security Agent shall be entitled to carry out all dealings with the Creditors through their respective Note Agents and may give to the Note Agents, as applicable, any notice, document or other communication required to be given by the Security Agent to a Creditor.

17.3 Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is:

(a) in the case of the Debtors, that identified below;

(b) in the case of the Security Agent, that identified below; and

(c) in the case of each other Party, that notified in writing to the Security Agent on or prior to the date on which it becomes a Party,

or any substitute address, fax number or department or officer which that Party may notify to the Security Agent (or the Security Agent may notify to the other Parties, if a change is made by the Security Agent) by not less than five Business Days' notice.

Contact details of the Debtors

Name: Atento Luxco 1 S.A.

Address: 1, rue Hildegard Von Bingen, L-1282 Luxembourg

Email: virginia.beltramini@atento.com

Attention: The Board of Directors

Contact details of the Debtors

Name: GLAS Trust Corporation Limited

Address: 55 Ludgate Hill, Level 1 West, London EC4M 7JW

Email: dcm@glas.agency

Attention: Manager Dept Capital Markets

17.4 **Delivery**

(a) Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(i) if by way of fax, when received in legible form; or

(ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under clause 17.3 (*Addresses*), if addressed to that department or officer.

(b) Any communication or document to be made or delivered to the Security Agent will be effective only when actually received by the Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Security Agent's signature below (or any substitute department or officer as the Security Agent shall specify for this purpose).

(c) Any communication or document made or delivered to the Company in accordance with this clause 17.4 will be deemed to have been made or delivered to each of the Debtors.

(d) Any communication or document which becomes effective, in accordance with paragraphs (a) to (c) above, after 5:00 pm in the place of receipt shall be deemed only to become effective on the following day.

17.5 Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to clause 17.3 (*Addresses*) or changing its own address or fax number, the Security Agent shall notify the other Parties.

17.6 Electronic communication

(a) Any communication or document to be made or delivered by one Party to another under or in connection with this Agreement may be made or delivered by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i) notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii) notify each other of any change to their address or any other such information supplied by them by not less than five Business Days' notice.

(b) Any such electronic communication or delivery as specified in paragraph (a) above to be made between a Debtor and the Security Agent or a Creditor may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication or delivery.

(c) Any such electronic communication or document as specified in paragraph (a) above made or delivered by one Party to another will be effective only when actually received (or made available) in readable form and in the case of any electronic communication or document made or delivered by a Party to the Security Agent only if it is addressed in such a manner as the Security Agent shall specify for this purpose.

(d) Any electronic communication or document which becomes effective, in accordance with paragraph (c) above, after 5:00 p.m. in the place in which the Party to whom the relevant communication or document is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e) Any reference in this Agreement to a communication being sent or received or a document being delivered shall be construed to include that communication or document being made available in accordance with this clause 17.6.

17.7 English language

(a) Any notice given under or in connection with this Agreement must be in English.

(b) All other documents provided under or in connection with this Agreement must be:

(i) in English; or

(ii) if not in English, and if so required by the Security Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

18. PRESERVATION

18.1 Partial invalidity

If, at any time, any provision of a Debt Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

18.2 No impairment

If, at any time after its date, any provision of a Debt Document (including this Agreement) is not binding on or enforceable in accordance with its terms against a person expressed to be a party to that Debt Document, neither the binding nature nor the enforceability of that provision or any other provision of that Debt Document will be impaired as against the other party(ies) to that Debt Document.

18.3 Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under a Debt Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Debt Document. No election to affirm any Debt Document on the part of a Secured Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Debt Document are cumulative and not exclusive of any rights or remedies provided by law.

18.4 Waiver of defences

The provisions of this Agreement or any Transaction Security will not be affected by an act, omission, matter or thing which, but for this clause 18.4, would reduce, release or prejudice the subordination and priorities expressed to be created by this Agreement including (without limitation and whether or not known to any Party):

(a) any time, waiver or consent granted to, or composition with, any Debtor or other person;

(b) the release of any Debtor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Debtor or other person;

(e) any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Debt Document or any other document or security;

(f) any unenforceability, illegality or invalidity of any obligation of any person under any Debt Document or any other document or security;

(g) any intermediate Payment of any of the Liabilities owing to the Creditors in whole or in part; or

(h) any insolvency or similar proceedings.

18.5 Priorities not affected

Except as otherwise provided in this Agreement the priorities referred to in clause 1.4 (*Ranking and Priority*) will:

(a) not be affected by any reduction or increase in the principal amount secured by the Transaction Security in respect of the Liabilities owing to the Creditors or by any intermediate reduction or increase in, amendment or variation to any of the Debt Documents, or by any variation or satisfaction of, any of the Liabilities or any other circumstances;

(b) apply regardless of the order in which or dates upon which this Agreement and the other Debt Documents are executed or registered or notice of them is given to any person; and

(c) secure the Liabilities owing to the Creditors in the order specified, regardless of the date upon which any of the Liabilities arise or of any fluctuations in the amount of any of the Liabilities outstanding.

19. CONSENTS, AMENDMENTS AND OVERRIDE

19.1 Required consents

(a) This Agreement may be amended or waived only with the consent of the Majority New 2025 Noteholders, the Majority Existing 2025 Noteholders, the Majority Junior Noteholders, the Note Agents and the Security Agent.

(b) An amendment or waiver that has the effect of changing or which relates to:

(i) clause 6 (*Redistribution*), clause 11 (*Application of Proceeds*) or this clause 19 (*Consents, amendments and override*);

(ii) paragraphs (d)(iii), (e) and (f) of clause 12.2 (*Instructions*);

(iii) the order of priority or subordination under this Agreement;

shall not be made without the consent of:

(1) the Note Agents;

(2) the Security Agent;

(3) the New 2025 Noteholders;

(4) the Existing 2025 Noteholder; and

(5) the Junior Noteholders.

19.2 Amendments and Waivers: Transaction Security Documents

(a) Subject to paragraph (b) below and to clause 19.4 (*Exceptions*) and unless the provisions of any Debt Document expressly provide otherwise, the Security Agent may, if authorised by the New 2025 Notes Security Instructing Group or Existing 2025 Notes Security Instructing Group, as applicable, and if the Company consents, amend the terms of, waive any of the requirements of or grant consents under, any of the New 2025 Notes Security Document and Existing 2025 Notes Security Documents, as applicable, which shall be binding on each Party.

(b) Any amendment or waiver of, or consent under, any Transaction Security Document which has the effect of changing or which relates to:

(i) the nature or scope of the Charged Property;

(ii) the manner in which the proceeds of enforcement of the Transaction Security are distributed; or

(iii) the release of any Transaction Security,

shall not be made without the prior consent of the Creditors whose consent to that amendment, waiver or consent is required under the Debt Documents.

19.3 Effectiveness

(a) Any amendment, waiver or consent given in accordance with this clause 19 will be binding on all Parties and the Security Agent may effect, on behalf of any Creditor, any amendment, waiver or consent permitted by this clause 19.

(b) Without prejudice to the generality of clause 12.7 (*Rights and discretions*) the Security Agent may engage, pay for and rely on the services of lawyers in determining the consent level required for and effecting any amendment, waiver or consent under this Agreement.

19.4 Exceptions

(a) If the amendment, waiver or consent may impose new or additional obligations on or withdraw or reduce the rights of any Party other than:

(i) in the case of a Creditor in a way which affects or would affect Creditors of that Party's class generally; or

(ii) in the case of a Debtor, to the extent consented to by the Company under paragraph (a) of clause 19.2 (*Amendments and Waivers: Transaction Security Documents*),

the consent of that Party is required.

(b) An amendment, waiver or consent which relates to the rights or obligations of a Note Agent, the Security Agent (including, without limitation, any ability of the Security Agent to act in its discretion under this Agreement), may not be effected without the consent of that Note Agent or the Security Agent.

19.5 **Deemed consent**

(a) If, at any time prior to the Final Discharge Date, the Creditors give a Consent in respect of the Debt Documents then, if that action was permitted by the terms of this Agreement, the Debtors and the Company will (or will be deemed to):

(i) give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(ii) do anything (including executing any document) that the Creditors may reasonably require to give effect to this paragraph (a).

19.6 **Excluded consents**

Clause 19.5 (*Deemed consent*) does not apply to any Consent which has the effect of:

(a) increasing or decreasing the Liabilities;

(b) changing the basis upon which any Permitted Payments are calculated (including the timing, currency or amount of such Payments); or

(c) changing the terms of this Agreement or of any Security Document.

19.7 **No liability**

None of the Creditors will be liable to any other Creditor, or Debtor for any Consent given or deemed to be given under this clause 19.

19.8 **Agreement to override**

Unless expressly stated otherwise in this Agreement, this Agreement overrides anything in the Debt Documents to the contrary.

20. CONTRACTUAL RECOGNITION OF BAIL-IN

20.1 Notwithstanding any other term of this Agreement or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with this Agreement may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a) any Bail-In Action in relation to any such liability, including (without limitation):

(i) a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii) a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii) a cancellation of any such liability; and

(b) a variation of any term of this Agreement to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

20.2 For the purposes of this clause:

"**Article 55 BRRD**" means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

"Bail-In Action" means the exercise of any Write-down and Conversion Powers.

"**Bail-In Legislation**" means:

(a) in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b) in relation to any state other than such an EEA Member Country or the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation; and

(c) in relation to the United Kingdom, the UK Bail-In Legislation.

"**EEA Member Country"** means any member state of the European Union, Iceland, Liechtenstein and Norway.

"EU Bail-In Legislation Schedule" means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

"Resolution Authority" means any body which has authority to exercise any Write-down and Conversion Powers.

"UK Bail-In Legislation" means Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

"Write-down and Conversion Powers" means:

(a) in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b) in relation to any other applicable Bail-In Legislation other than the UK Bail-In Legislation:

(i) any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii) any similar or analogous powers under that Bail-In Legislation; and

(c) in relation to the UK Bail-In Legislation any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers.

21. COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

22. GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

23. ENFORCEMENT

23.1 Jurisdiction

(a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or the consequences of its nullity or any non-contractual obligations arising out of or in connection with this Agreement) (a "**Dispute**").

(b) The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c) Notwithstanding paragraphs (a) and (b) above, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.

23.2 Service of process

Without prejudice to any other mode of service allowed under any relevant law each Debtor (unless incorporated in England and Wales):

(a) irrevocably appoints GLAS Specialist Services Limited as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement GLAS Specialist Services Limited, by its execution of this Agreement, accepts that appointment; and

(b) agrees that failure by a process agent to notify the relevant Debtor of the process will not invalidate the proceedings concerned.

23.3 Spanish Public Document

(a) The Parties agree, at the cost and expense of the Debtors, to raise to public document status by means of a Spanish Public Document, by the Debtors' Agent and any other Spanish Obligor, this Agreement within fifteen (15) Business Days from the request made by the Security Agent, for the purposes contemplated in Article 517 et seq. of the Spanish Civil Procedural Law and other related provisions.

(b) For this purpose the Security Agent may act as the agent of each other Creditors and is hereby authorized on behalf of each Creditor to enter into, enforce the rights of each Creditor thereunder and represent each Creditor in respect of the granting on a Spanish Public Document.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement and executed as a deed by the Debtors and is intended to be and is delivered by them as a deed on the date specified above.

SCHEDULE 1

Original Debtors

Name	Registration Number (or equivalent)	Jurisdiction of Incorporation
Atento Luxco 1	B170329	Luxembourg
Atento S.A.	B185761	Luxembourg
Atalaya Luxco Midco	B173142	Luxembourg
Atento Brasil S.A.	02.879.250/0001-79	Brazil
Atento Colombia S.A.	830065842-5	Colombia
Atento Holding Chile S.A.	96.910.720-1	Chile
Atento Chile S.A.	96.895.220-K	Chile
Teleatento del Perú S.A.C.	20414989277	Peru
Atento México Holdco S. de R.L. de C.V.	477,567	Mexico
Atento Atención y Servicios, S.A. de C.V.	322,927	Mexico
Atento Servicios, S.A. de C.V.	74,382	Mexico
Atento Impulsa S.A.U	A83700336	Spain
Atento Servicios Auxiliares de Contact Center S.A.U	A86416955	Spain
Atento Servicios Técnicos y Consultoria S.A.U	A83662965	Spain
Atento Teleservicios España S.A.U	A78751997	Spain
Atento El Salvador SA de CV	2022093983	El Salvador
Atento de Guatemala S.A.	19553730	Guatemala
WOKNAL S.A.	215316140016	Uruguay
Atento Puerto de Rico, Inc.	105859	Puerto Rico

SCHEDULE 2

Form of Debtor Accession Deed

THIS AGREEMENT is made on 20[***]

BETWEEN:

(1) **[** *** ***Insert Full Name of New Debtor*** *** **]** (the **"Acceding Debtor"**); and

(2) **[** *** ***Insert Full Name of Current Security Agent*** *** **]** (the **"Security Agent"**), for itself and each of the other parties to the intercreditor agreement referred to below.

This agreement is made on [*** date ***] by the Acceding Debtor in relation to an intercreditor agreement (the **"Intercreditor Agreement"**) dated [***] between, amongst others, [***] as parent, [***] as company, [***] as security agent, [***] as Existing 2025 Notes Agent, [***] as New 2025 Notes Agent, [***] as Junior Notes Agent and the other Debtors (each as defined in the Intercreditor Agreement).

The Acceding Debtor intends to [*** incur Liabilities under the following documents ***]/[*** give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents ***]:

[*** *Insert details (date, parties and description) of relevant documents* ***]

the **"Relevant Documents"**.

IT IS AGREED as follows:

1. Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Agreement, bear the same meaning when used in this Agreement.

2. The Acceding Debtor and the Security Agent agree that the Security Agent shall hold:

   (a) any Security in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

   (b) all proceeds of that Security; and

   (c) all obligations expressed to be undertaken by the Acceding Debtor to pay amounts in respect of the Liabilities to the Security Agent as trustee for the Secured Parties (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding Debtor (in the Relevant Documents or otherwise) in favour of the Security Agent as trustee for the Secured Parties,

   on trust for the Secured Parties on the terms and conditions contained in the Intercreditor Agreement.

3. The Acceding Debtor confirms that it intends to be party to the Intercreditor Agreement as a Debtor, undertakes to perform all the obligations expressed to be assumed by a Debtor under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

4. This Agreement and any non-contractual obligations arising out of or in connection with it are is governed by, English law.

THIS AGREEMENT has been signed on behalf of the Security Agent and executed as a deed by the Acceding Debtor and is delivered on the date stated above.

THE ACCEDING DEBTOR

Executed as a deed by [*Full Name of Acceding Debtor*] acting by [*name of director*] and [*name of director/secretary*]	)))

Director

Director/Secretary

OR

Executed as a deed by [*Full Name of Acceding Debtor*] acting by	)))

Signature of Director

Name of Director

In the presence of

Signature of witness

Name of witness

Address of witness

Occupation of witness

Address for notices:

Address:

Fax:

THE SECURITY AGENT

[*Full Name of Current Security Agent*]

By:

Date:

SCHEDULE 3

Form of Notes Agent Accession Undertaking

To: [*** *Insert full name of current Security Agent* ***] for itself and each of the other parties to the Intercreditor Agreement referred to below.

From: [*** *Acceding Note Agent* ***]

THIS UNDERTAKING is made on [*** *date* ***] by [*** *insert full name of new Note Agent*] (the **"Acceding Note Agent"**) in relation to the intercreditor agreement (the **"Intercreditor Agreement"**) dated [***] between, among others, [****insert name of Parent****] as parent, [****insert name of Company****] as company, [****insert name of Security Agent* ***] as security agent, [*** *insert name of relevant Note Agent* ***] as note agent and the other Debtors (each as defined in the Intercreditor Agreement). Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding Note Agent being accepted as a Note Agent for the purposes of the Intercreditor Agreement, the Acceding Note Agent confirms that, as from [date], it intends to be party to the Intercreditor Agreement as a [Existing 2025 Notes Agent/ New 2025 Notes Agent /Junior Notes Agent] and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a [Existing 2025 Notes Agent/ New 2025 Notes Agent/ Junior Notes Agent] and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above.

ACCEDING NOTE AGENT

[*** **EXECUTED** as a **DEED** ***]

[* *Insert full name of Acceding Note Agent* ***]**

By:

Address:

Fax:

Accepted by the Security Agent

____
for and on behalf of
[* *Insert full name of current Security Agent* ***]**

Date:

THE JUNIOR NOTES AGENT

GLAS TRUST COMPANY LLC
as the Junior Notes Agent

Name: KATIE CAREY

Title: AUTHORISED SIGNATORY

THE NEW 2025 NOTES AGENT

GLAS TRUST COMPANY LLC
as the New 2025 Notes Agent

Name: KATIE CURCIO

Title: AUTHORISED SIGNATORY

THE EXISTING 2025 NOTES AGENT

GLAS TRUST COMPANY LLC
as the Existing 2025 Notes Agent

Name: KATIE LACEY

Title: AUTHORISED SIGNATORY

SIGNATURES

THE SECURITY AGENT

GLAS TRUST CORPORATION LIMITED
as the Security Agent

Name: [handwritten name]

Title: AUTHORISED SIGNATORY

THE COMPANY

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO LUXCO 1**
as the Company

Name: SERGIO PASSOS | Name:

Title: LEGAL REPRESENTATIVE | Title:

THE PARENT

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO S.A.**
as the Parent

A public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B185761

______________________________	______________________________
Name:	Name:
Title:	Title:

THE ORIGINAL DEBTORS

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO LUCXO 1**
as Original Debtor

Name: SERGIO PASSOS

Title: LEGAL REPRESENTATIVE

Name:

Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO S.A.**
as Original Debtor

A public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B185761

______________________________	______________________________
Name:	Name:
Title:	Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATALAYA LUXCO MIDCO**
as Original Debtor

A private limited liability company (*société à responsabilité limitée*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B173142.

Name: SERGIO PASSOS	Name:
Title: LEGAL REPRESENTATIVE	Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO BRASIL S.A.**
as Original Debtor

Name: SERGIO PASSOS

Title: DIRECTOR

Name: Dimitrius Oliveira

Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO CHILE S.A.**
as Original Debtor

______________________________	______________________________
Name:	Name:
Title:	Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO HOLDING CHILE S.A.**
as Original Debtor

______________________________	______________________________
Name: Andreina Carolina del Valle Morales Suarez	Name:
Title: Representative	Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO COLOMBIA S.A.**
as Original Debtor

Oscar B. Velasquez V

______________________________ ______________________________

Name: Oscar Alonso Velásquez Vélez   Name:

Title: Legal Representative   Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO SERVICIOS S.A. DE C.V.**
as Original Debtor

Name: Elia Santillán Moncayo

Title: Attorney-in-fact

Name:

Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO ATENCIÓN Y SERVICIOS S.A. DE C.V.**
as Original Debtor

Name: Elia Santillán Moncayo	Name:
Title: Attorney-in-fact	Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO MÉXICO HOLDCO, S. DE R.L. DE C.V.**
as Original Debtor

Name: Elia Santillán Moncayo	Name:
Title: Attorney-in-fact	Title:

EXECUTED AS A DEED

SIGNED on behalf of **TELEATENTO DEL PERÚ S.A.C**
as Original Debtor

Name: Diego Rodolfo Crespo

Title: General Manager

Name: María Margarita Medina Chirinos

Title: Legal Manager

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO IMPULSA S.A.U**
as Original Debtor

BPeón

______________________________ ______________________________

Name: Name:

Title: Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO SERVICIOS AUXILIARES DE CONTACT CENTER S.A.U** as Original Debtor

BPeón

______________________________ ______________________________

Name: Name:

Title: Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO SERVICIOS TÉCINOS Y CONSULATORIO S.A.U**
as Original Debtor

BPeón

Name:	Name:
Title:	Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO TELESERVICIOS ESPAÑA S.A.U**
as Original Debtor

BPeón

______________________________	______________________________
Name:	Name:
Title:	Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO EL SALVADOR SA DE CV**
as Original Debtor

Name: Williams René Bocanegra Reyes	Name:
Title: Administrador Único	Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO DE GUATEMALA S.A.**
as Original Debtor

______________________________	______________________________
Name:	Name:
Title:	Title:

EXECUTED AS A DEED

SIGNED on behalf of **WOKNAL S.A.**
as Original Debtor

Name: MARCELO CABRERA

Title: DIRECTOR

Name:

Title:

EXECUTED AS A DEED

SIGNED on behalf of **ATENTO PUERTO RICO, INC.**
as Original Debtor

______________________________	______________________________
Name:	Name:
Title:	Title: